Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and between

AMERIS BANCORP

and

JACKSONVILLE BANCORP, INC.

Dated as of September 30, 2015

 i

3.8	Reports and SEC Filings	27

3.9	Financial Statements	27

3.10	Ordinary Course; Lack of Material Adverse Change	28

3.11	Reorganization	28

3.12	Taxes	29

3.13	Title to Assets; Real Property	32

3.14	Litigation; Orders	32

3.15	Compliance	32

3.16	Loans	33

3.17	CRA Compliance	34

3.18	Investment Portfolio	35

3.19	Interest Rate Risk Management Instruments	35

3.20	Intellectual Property	35

3.21	Environmental Matters	36

3.22	Material Contracts	36

3.23	Employee Benefit Matters	37

3.24	Labor Relations (Employment Matters)	39

3.25	Related Party Transactions	39

3.26	Insurance	40

3.27	Brokers	40

3.28	JAXB Information	40

3.29	Information Supplied	40

3.30	Fairness Opinion	40

3.31	No Other Representations or Warranties	40

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF ABCB	41

4.1	Organization	41

4.2	Authority; Binding Nature	42

4.3	No Conflicts	42

4.4	Consents and Approvals	42

4.5	Regulatory Matters	42

4.6	Capitalization	43

4.7	Deposits	43

4.8	ABCB SEC Filings	44

4.9	Financial Statements	44

4.10	Ordinary Course; Lack of Material Adverse Change	45

4.11	Reorganization	45

4.12	Litigation; Orders	45

4.13	Compliance	46

4.14	CRA Compliance	46

4.15	Material Contracts	46

4.16	Brokers	46

4.17	Information Supplied	47

4.18	No Other Representations or Warranties	47

ARTICLE V	covenants	47

5.1	Conduct of Business of JAXB	47

5.2	Conduct of Business of ABCB	50

5.3	Approvals and Filings	52

5.4	Access; Integration of Data Processing; Confidentiality	52

5.5	Notification	53

5.6	Public Announcements	54

5.7	No Control of JAXB	54

5.8	Employee Benefit Matters	54

5.9	No Solicitation of Transaction by JAXB	56

5.10	Indemnification; Directors’ and Officers’ Insurance	57

5.11	Efforts to Consummate; Further Assurances	58

5.12	Tax Matters	58

5.13	Nasdaq Listing	59

5.14	Litigation and Claims	59

5.15	Trust Preferred Securities	60

5.16	Charter Amendment	60

ARTICLE VI	conditions to close	60

6.1	Conditions to Each Party’s Obligations	60

6.2	Conditions to Obligations of ABCB	61

6.3	Conditions to the Obligations of JAXB	62

ARTICLE VII	TERMINATION	63

7.1	Termination	63

7.2	Effect of Termination	66

ARTICLE VIII	MISCELLANEOUS	67

8.1	Notices	67

8.2	Entire Agreement	68

8.3	Amendments	68

8.4	Waivers	68

8.5	Binding Effect; Assignment	68

8.6	Governing Law	68

8.7	Waiver of Jury Trial	69

8.8	Cumulative Remedies; Specific Performance	69

8.9	Expenses	69

8.10	Prevailing Party	69

8.11	Counterparts	69

8.12	Nonsurvival	70

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of September 30, 2015 (the “Agreement”), is entered into by and between Ameris Bancorp, a Georgia corporation (“ABCB”), and Jacksonville Bancorp, Inc., a Florida corporation (“JAXB”).

WITNESSETH:

WHEREAS, the boards of directors of JAXB and ABCB have determined that it is in the best interests of their respective corporations and shareholders to consummate the business combination transaction provided for herein in which JAXB will, subject to the terms and conditions set forth herein, merge with and into ABCB, with ABCB being the surviving entity (the “Merger”);

WHEREAS, it is contemplated that the business combination contemplated herein shall be immediately followed by a merger of JAXB’s banking subsidiary, The Jacksonville Bank (“Jacksonville Bank”), with and into ABCB’s banking subsidiary, Ameris Bank (“Ameris Bank”), with Ameris Bank being the surviving entity (the “Bank Merger”), as provided for in an agreement to be specified by ABCB in consultation with JAXB, which agreement shall be in form and substance customary for mergers similar to the Bank Merger (the “Bank Merger Agreement”);

WHEREAS, the board of directors of each of JAXB and ABCB has (i) adopted this Agreement and approved the transactions contemplated by this Agreement, including the Merger, and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby;

WHEREAS, the board of directors of JAXB has resolved and agreed, upon the terms and subject to the conditions set forth herein, to recommend that JAXB’s shareholders (the “JAXB Shareholders”) approve this Agreement;

WHEREAS, as an inducement for ABCB to enter into this Agreement, certain JAXB Shareholders have simultaneously herewith entered into a Voting and Support Agreement substantially in the form attached hereto as Exhibit A (each, a “Voting and Support Agreement” and collectively, the “Voting and Support Agreements”) in connection with the Merger; and

WHEREAS, ABCB and JAXB intend for U.S. federal income tax purposes that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and this Agreement shall constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury Regulations;

NOW, THEREFORE, in consideration of the representations and warranties, covenants and agreements, and subject to the conditions contained herein, the parties hereby agree as follows:

ARTICLE I
definitions

1.1          Certain Definitions. As used herein, the following terms shall have the following meanings:

(a)          “401(k) Plan” shall mean The Jacksonville Bancorp, Inc. 401(k) Profit Sharing Plan.

(b)          “ABCB Common Stock” means the Common Stock, $1.00 par value per share, of ABCB.

(c)          “ABCB Employee Benefit Plan” shall mean any plan, agreement or arrangement (including any “employee benefit plan” as defined in Section 3(3) of ERISA) and any trust or other funding medium relating thereto with respect to which ABCB has or may have any liability or whereby ABCB and any of its Affiliates provides or is obligated to provide any benefit, to any current or former officer, director, employee or individual independent contractor of ABCB or its Affiliates, including any profit sharing, “golden parachute,” deferred compensation, incentive compensation, stock option, stock purchase, Code Section 125 cafeteria plan or flexible benefit arrangement, rabbi trust, severance, retention, supplemental income, change in control, fringe benefit, perquisite, pension, retirement, health or insurance plans, agreements or arrangements.

(d)          “ABCB’s Knowledge” shall mean the actual knowledge of an executive officer of ABCB or Ameris Bank after reasonable inquiry of subordinate officers who would reasonably be expected to have knowledge of such facts, events or circumstances.

(e)          “Acquisition Proposal” shall mean a tender or exchange offer, proposal for a merger, consolidation or other business combination involving JAXB or any of its Significant Subsidiaries or any proposal or offer to acquire in any manner in a single transaction or series of transactions more than twenty percent (20%) of the voting power in, or more than twenty percent (20%) of the fair market value of the business, assets or deposits of, JAXB or any of its Significant Subsidiaries, other than the transactions contemplated by this Agreement or the Bank Merger Agreement.

(f)          “Affiliate” shall mean, with respect to any Person, any other Person that, alone or together with any other Person, directly or indirectly controls, is controlled by or is under common control with, such Person. For the purpose of this definition, “control” (including the terms “controlling,” “controlled by” and “under common control with”), shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities, by contract, agency or otherwise. In addition, references to “controlled Affiliate” shall mean, with respect to any Person, any Affiliate of such Person which is controlled by such Person (without regard to any other Affiliates except its Subsidiaries) as determined in accordance with the preceding sentence.

(g)          “Affiliated Group” shall mean any affiliated group within the meaning of Section 1504(a) of the Code or any similar group defined under a similar provision of any Applicable Law.

(h)          “Applicable Law” or “Law” shall mean and include: (i) any statute, decree, constitution, rule, regulation, ordinance, code, requirement, order, judgment, decree, directive or other binding action of or by any Governmental Authority as to which a party is subject; (ii) any treaty, pact, compact or other agreement to which any Governmental Authority is a signatory or party as to which a party is subject; (iii) any judicial or administrative interpretation of the application of any Applicable Law described in the immediately preceding clause (i) or (ii); and (iv) any amendment or revision of any Applicable Law described in the immediately preceding clause (i), (ii) or (iii).

(i)          “Balance Sheet Date” shall mean December 31, 2014.

(j)          “Business Day” shall mean any day other than Saturday, Sunday, a day which is a legal holiday in Florida or Georgia or a day on which commercial banks in Florida or Georgia are authorized or required by Applicable Law to close.

(k)          “Charter Documents” shall mean with respect to any entity, the certificate of formation, certificate of incorporation, articles of organization, articles of incorporation, bylaws, regulations, operating agreement, limited liability company agreement or other organizational document of such entity and any amendments thereto.

(l)          “COBRA” shall mean Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA, and any similar state law.

(m)          “Code” shall mean the Internal Revenue Code of 1986, as amended.

(n)          “Confidentiality Agreement” shall mean the letter agreement, dated as of August 7, 2015, between ABCB and JAXB.

(o)          “Contract” shall mean any agreement, contract, arrangement or understanding, whether oral or written, that is legally binding on JAXB or ABCB, as the case may be, or any of its Subsidiaries.

(p)          “Environmental Law” shall mean all laws, rules and regulations of any Governmental Authority relating to pollution or the protection of the environment, including laws relating to releases, discharges or disposal of hazardous, toxic or radioactive substances, oils, pollutants or contaminants into the environment or otherwise relating to the distribution, use, treatment, storage, transport or handling of such substances, oils, pollutants or contaminants.

(q)          “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

(r)          “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(s)          “Exchange Ratio” shall mean 0.5861; provided, however, that the Exchange Ratio shall be subject to adjustment pursuant to Section 2.11 by ABCB.

(t)          “FBCA” shall mean the Florida Business Corporation Act.

(u)          “FDIC” shall mean the Federal Deposit Insurance Corporation.

(v)         “Federal Reserve Board” shall mean the Board of Governors of the Federal Reserve System.

(w)          “FOFR” shall mean the Florida Office of Financial Regulation.

(x)          “GAAP” shall mean generally accepted accounting principles in the United States, consistently applied, as in effect from time to time.

(y)          “GBCC” shall mean the Georgia Business Corporation Code.

(z)          “GDBF” shall mean the Georgia Department of Banking and Finance.

(aa)         “Governmental Authority” shall mean any governmental, regulatory or administrative body, agency, commission, board or authority, including any Regulatory Agency, or any court or judicial authority, to which a party is subject, whether international, national, federal, state or local.

(bb)         “Hazardous Substance” shall mean (i) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic or words of similar import or regulatory effect under Environmental Laws, and (ii) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls in concentrations regulated by Environmental Law.

(cc)         “Interim Balance Sheet Date” shall mean June 30, 2015.

(dd)         “IRS” shall mean the Internal Revenue Service.

(ee)         “JAXB Employee Benefit Plan” shall mean any plan, agreement or arrangement (including any “employee benefit plan” as defined in Section 3(3) of ERISA) and any trust or other funding medium relating thereto with respect to which JAXB has or may have any liability or whereby JAXB and any of its Affiliates provides or is obligated to provide any benefit, to any current or former officer, director, employee or individual independent contractor of JAXB or its Affiliates, including any profit sharing, “golden parachute,” deferred compensation, incentive compensation, stock option, stock purchase, Section 125 of the Code cafeteria plan or flexible benefit arrangement, rabbi trust, severance, retention, supplemental income, change in control, fringe benefit, perquisite, pension, retirement, health or insurance plans, agreements or arrangements.

(ff)         “JAXB Material Contract” shall mean any of the following Contracts:

(i)          any “material contract” as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC;

(ii)         any lease of real property;

(iii)        any Contract for the purchase, sale, license or lease of tangible or intangible property or services (including materials, supplies, goods, services, equipment or other assets) that provides for aggregate payments or obligations of $250,000 or more;

(iv)        any employment agreement, severance agreement, retention agreement, change of control agreement, consulting agreement or similar Contract that is with any director or executive officer of JAXB or its Subsidiaries;

(v)         any partnership, joint venture or other similar Contract;

(vi)        any Contract relating to the acquisition or disposition of any business or operations or, other than in the ordinary course of business, any assets or liabilities (whether by merger, sale of stock, sale of assets, outsourcing or otherwise);

(vii)       any indenture, mortgage, promissory note, loan agreement, guarantee, sale and leaseback agreement, capitalized lease or other agreement or commitment by JAXB or its Subsidiaries for the borrowing of money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset);

(viii)      any Contract that would be terminable other than by JAXB or any of its Subsidiaries or any Contract under which a material payment obligation would arise or be accelerated, in each case as a result of the announcement or consummation of this Agreement or the transactions contemplated hereby (either alone or upon the occurrence of any additional acts or events);

(ix)         any Contract that creates future payments or obligations in excess of $250,000 in the aggregate and which by its terms does not terminate or is not terminable without penalty or payment upon notice of ninety (90) days or less, but not including any loan agreement or similar agreement pursuant to which Jacksonville Bank is a lender;

(x)          any naming rights, license, franchise or similar Contract;

(xi)         any exclusive dealing or third-party referral agreement imposed on JAXB or its Subsidiaries or any Contract that contains express noncompetition or nonsolicitation covenants that limit or purport to limit the freedom of JAXB or its Subsidiaries to compete in any permissible line of business or with any Person or in any area, or to solicit the business of any Person or category of Persons;

(xii)        any Contract that grants any right of first refusal, right of first offer or similar right with respect to any assets, rights or property of JAXB or its Subsidiaries; and

(xiii)       any Contract constituting a JAXB Regulatory Agreement.

(gg)         “JAXB Restricted Stock Unit Award” shall mean any restricted stock unit award granted under the JAXB Stock Incentive Plan that is outstanding as of immediately prior to the Closing.

(hh)         “JAXB’s Knowledge” shall mean the actual knowledge of an executive officer of JAXB or Jacksonville Bank after reasonable inquiry of subordinate officers who would reasonably be expected to have knowledge of such facts, events or circumstances.

(ii)         “JAXB Stock Incentive Plan” shall mean the 2008 Amendment and Restatement of the Jacksonville Bancorp, Inc. 2006 Stock Incentive Plan, as amended.

(jj)         “JAXB Stock Options” shall mean all options to acquire Voting Common Stock issued and outstanding immediately prior to the Closing under the JAXB Stock Incentive Plan.

(kk)         “Lien” shall mean any mortgage, lien, pledge, charge, encumbrance, security interest, easement, encroachment or other similar encumbrance or claim.

(ll)         “Material Adverse Change” or “Material Adverse Effect” shall mean, with respect to JAXB and its Subsidiaries, on the one hand, or ABCB and its Subsidiaries, on the other, any event, change, occurrence, effect or development that (i) has a material and adverse effect on the condition (financial or otherwise), results of operations, business, property or assets of JAXB and its Subsidiaries, taken as a whole, or ABCB and its Subsidiaries, taken as a whole, as the case may be, or (ii) impairs the ability of JAXB, on the one hand, or ABCB, on the other, as the case may be, to perform its material obligations under this Agreement or otherwise materially impedes or delays the consummation of the transactions contemplated by this Agreement or the Bank Merger Agreement or, with respect to JAXB or any of its Subsidiaries, constitutes a Specified Regulatory Action; provided, however, that in the case of clause (i) only, a “Material Adverse Change” or “Material Adverse Effect” shall not be deemed to include events, changes, occurrences, effects or developments resulting from or arising out of (A) changes after the date of this Agreement in GAAP or regulatory accounting requirements or principles (so long as JAXB and its Subsidiaries, on the one hand, or ABCB and its Subsidiaries, on the other, as the case may be, are not disproportionately affected thereby), (B) changes after the date of this Agreement in laws, rules or regulations of general applicability to financial institutions (so long as JAXB and its Subsidiaries, on the one hand, or ABCB and its Subsidiaries, on the other, as the case may be, are not disproportionately affected thereby), (C) changes after the date of this Agreement in economic or market conditions affecting financial institutions generally, including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates and price levels or trading volumes in securities markets (so long as JAXB and its Subsidiaries, on the one hand, or ABCB and its Subsidiaries, on the other, as the case may be, are not disproportionately affected thereby), (D) the impact of the public disclosure, pendency or performance of this Agreement or the Bank Merger Agreement or the transactions contemplated hereby or thereby or (E) with respect to JAXB and its Subsidiaries, actions taken or omitted to be taken with the prior written consent of ABCB or required by this Agreement or the Bank Merger Agreement, or with respect to ABCB and its Subsidiaries, actions taken or omitted to be taken with the prior written consent of JAXB or required by this Agreement or the Bank Merger Agreement.

(mm)         “Nasdaq” shall mean the Nasdaq Global Select Market.

(nn)         “Order” shall mean any writ, judgment, injunction, determination, consent, order, decree, stipulation, award or executive order of or by any Governmental Authority applicable to ABCB, JAXB or an Affiliate thereof, as the case may be.

(oo)         “Permit” shall mean any permit, license, registration, authorization, certificate or approval of or from any Governmental Authority or any Order.

(pp)         “Permitted Lien” shall mean (i) Liens for current Taxes and assessments not yet past due, (ii) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens and similar Liens arising in the ordinary course of business, and (iii) other Liens and imperfections of title that do not materially detract from the current value of the property subject thereto or materially interfere with the current use by JAXB or ABCB, as the case may be, of the property subject thereto.

(qq)         “Person” shall mean any natural person, bank, corporation, association, partnership, limited liability company, organization, business, firm, trust, joint venture, unincorporated organization or any other entity or organization, including a Governmental Authority.

(rr)         “Previously Disclosed” means information set forth in the JAXB Disclosure Schedule or ABCB Disclosure Schedule, respectively, and information provided by JAXB or Jacksonville Bank, on the one hand, or ABCB or Ameris Bank, on the other, to the other party hereto, in each case prior to the date hereof (by hard copy, electronic data room or otherwise).

(ss)         “Proceeding” means any action, arbitration, audit, hearing, investigation, litigation, suit, subpoena or summons issued, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

(tt)         “Proxy Statement/Prospectus” shall mean the prospectus in connection with the issuance of shares of ABCB Common Stock pursuant to the Merger, and the proxy statement of JAXB relating to the JAXB Shareholders’ approval of this Agreement, the Merger and the Charter Amendment, including any amendments or supplements thereto.

(uu)         “Registration Statement” shall mean the registration statement on Form S-4 to register the ABCB Common Stock to be issued pursuant to Section 2.7, including any amendments or supplements thereto.

(vv)         “Regulatory Approval” shall mean the following approvals of, or actions taken with respect to, any Regulatory Agency or Governmental Authority that are required to consummate the transactions contemplated hereby or by the Bank Merger Agreement: (i) the filing of applications, filings and notices, as applicable, with the Nasdaq by JAXB and ABCB; (ii) the filing of applications, filings and notices, as applicable, with the Federal Reserve Board under the BHCA and approval of such applications, filings and notices; (iii) the filing of applications, filings and notices, as applicable, with the FDIC, the GDBF and the FOFR in connection with the Merger or the Bank Merger, and approval of such applications, filings and notices; (iv) the filing with the SEC of the Proxy Statement/Prospectus by JAXB and of the Registration Statement by ABCB and the declaration of effectiveness of the Registration Statement by the SEC; (v) the filing of the Certificates of Merger with the Florida Department pursuant to the FBCA and the Georgia Secretary pursuant to the GBCC and the filing of the applicable certificates or articles of merger for the Bank Merger; and (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of ABCB Common Stock pursuant to this Agreement and the approval of the listing of such ABCB Common Stock on the Nasdaq.

(ww)         “Representatives” shall mean, with respect to any Person, such Person’s directors, managers, officers, employees, agents, consultants, advisors or other representatives, including legal counsel, accountants and financial advisors.

(xx)        “SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

(yy)         “Securities Act” shall mean the Securities Act of 1933, as amended.

(zz)         “Specified Regulatory Action” means, with respect to JAXB and any of its Subsidiaries, except for matters Previously Disclosed, the imposition by any JAXB Regulatory Agency or other Governmental Authority of a JAXB Regulatory Agreement.

(aaa)        “Subsidiary” and “Significant Subsidiary” shall have the meanings ascribed to them in Rule 1-02 of SEC Regulation S-X.

(bbb)        “Superior Proposal” shall mean an unsolicited, bona fide written Acquisition Proposal made by a third Person (or group of Persons acting in concert within the meaning of Rule 13d-5 under the Exchange Act) which JAXB’s board of directors determines in its good faith judgment to be more favorable, from a financial point of view, to the shareholders of JAXB than the Merger and to be reasonably likely to be consummated on the terms proposed on a timely basis, after (i) consultation with its financial advisors and outside counsel and (ii) taking into account all relevant factors (including the likelihood of consummation of such transaction, and the anticipated timing of such consummation relative to the anticipated timing of the Merger, on the terms set forth therein; any changes to this Agreement that may be proposed by ABCB in response to such Acquisition Proposal; all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal (including any expense reimbursement provisions and conditions to closing); and the Person or Persons making such proposal); provided, however, that for purposes of the definition of “Superior Proposal,” the references to twenty percent (20%) in the definition of Acquisition Proposal shall be deemed to be references to fifty percent (50%).

(ccc)        “Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

(ddd)        “Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to any Tax, including any schedule or attachment thereto and including any amendment thereof.

(eee)        “Total Merger Consideration” shall mean an amount equal to $95,638,653, which equals $16.50 multiplied by the total number of shares of JAXB Common Stock issued and outstanding as of the date of this Agreement.

(fff)        “Treasury Regulations” means the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

(ggg)        “WARN ACT” shall mean the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses.

(hhh)        “Well-Capitalized” shall mean “well-capitalized” as that term is defined in 12 C.F.R. 325.103.

1.2          Other Defined Terms. The following capitalized terms have the meanings in the Sections indicated below:

Defined Term	Section Reference
ABCB	First Paragraph
ABCB Capitalization Date	4.6(a)
ABCB Disclosure Schedule	Article IV
ABCB Financial Statements	4.9(a)
ABCB Ratio	7.1(g)
ABCB Regulatory Agencies	4.5
ABCB SEC Filings	4.8
Acquisition Agreement	5.9(a)
Additional Cash Payment Per Share	7.1(g)
Adverse Recommendation Change	2.15(b)
Aggregate Cash Limit	2.9(c)
Aggregate Stock Limit	2.9(c)
Agreement	First Paragraph
Ameris Bank	Recitals
Appraisal Shares	2.13
Average ABCB Stock Price	7.1(g)
Average Index Price	7.1(g)
Bank Merger	Recitals
Bank Merger Agreement	Recitals
BHCA	3.1(a)
Book Entry Shares	2.10(b)
Cash Election Number	2.9(a)
Cash Election Shares	2.9(a)
Certificates	2.10(b)
Certificates of Merger	2.3

Charter Amendment	5.16
Claim	5.10(a)
Closing	2.2
Closing Date	2.2
Closing Date Plan Year	5.8(c)
Continuing Employee	5.8(a)
CRA	3.17
Determination Date	7.1(g)
Discontinued Employee	5.8(b)
DOL	3.23(a)
Effective Time	2.3
Election Deadline	2.9(a)
Election Statement	2.9(a)
Exchangeable Shares	2.7(a)
Exchange Agent	2.10(a)
Exchange Agent Agreement	2.10(a)
Exchange Fund	2.10(a)
Excluded Shares	2.7(c)
Florida Articles of Merger	2.3
Florida Department	2.3
Georgia Certificate of Merger	2.3
Georgia Secretary	2.3
Indemnitees	5.10(a)
Index	7.1(g)
Index Price	7.1(g)
Index Ratio	7.1(g)
Intellectual Property	3.20
Jacksonville Bank	Recitals
JAXB	First Paragraph
JAXB Common Stock	2.7(a)
JAXB Disclosure Schedule	Article III
JAXB Financial Statements	3.9(a)
JAXB Recommendation	2.15(a)
JAXB Regulatory Agencies	3.5
JAXB Regulatory Agreement	3.5
JAXB SEC Filings	3.8
JAXB Shareholder Approval	6.1(b)
JAXB Shareholders	Recitals
JAXB Shareholders’ Meeting	2.15(a)
Loans	3.16(a)
Materially Burdensome Regulatory Condition	5.3(a)
Merger	Recitals
Merger Consideration	2.7(a)
No Election Shares	2.9(a)
Nonvoting Common Stock	2.7(a)
Notice of Recommendation Change	2.15(b)(iii)
Per Share Cash Consideration	2.7(a)

Per Share Equity Award Consideration	2.16
Per Share Stock Consideration	2.7(a)
Premium Cap	5.10(b)
Record Date	2.9(a)
Regulatory Agencies	4.5
Sarbanes-Oxley Act	3.9(c)
Starting Date	7.1(g)
Starting Price	7.1(g)
Stock Election Number	2.9(a)
Stock Election Shares	2.9(a)
Surviving Corporation	2.1(a)
Termination Fee	7.2(b)
Trust Preferred Securities	5.15
Voting and Support Agreement(s)	Recitals
Voting Common Stock	2.7(a)

1.3          Other Definitional Provisions.

(a)          All terms defined in this Agreement shall have the meanings specified herein when used in any certificates or other documents made or delivered pursuant hereto or thereto, unless expressly stated otherwise therein or the context otherwise requires.

(b)          The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(c)          The words “hereof”, “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement. When a reference is made in this Agreement to articles, sections, exhibits or schedules, such reference shall be to an article or section of or exhibit or schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(d)          The words “include,” “includes” and “including” as used in this Agreement shall be deemed to be followed by the words “without limitation” whether or not such words appear.

(e)          The word “or” as used in this Agreement shall not be exclusive.

(f)          Any document shall include that document as amended, notated, supplemented or otherwise modified from time to time and includes all exhibits, appendices, schedules, attachments and supplements thereto.

(g)          A reference to any statute or to any provision of any statute shall include any amendment thereto, and any modification or re-enactment thereof, and all regulations and statutory instruments issued thereunder or pursuant thereto.

ARTICLE II

THE MERGER

2.1          The Merger.

(a)          Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, JAXB shall merge with and into ABCB. ABCB shall be the surviving entity in the Merger (hereinafter referred to for the period at and after the Effective Time as the “Surviving Corporation”). The Surviving Corporation shall continue to exist as a Georgia corporation under the name “Ameris Bancorp”. Upon consummation of the Merger, the separate legal existence of JAXB shall terminate.

(b)          ABCB may at any time change the method of effecting the combination (including by providing for the merger of JAXB with a wholly owned Subsidiary of ABCB) if and to the extent requested by ABCB, and JAXB agrees to enter into such amendments to this Agreement as ABCB may reasonably request in order to give effect to such restructuring; provided, however, that no such change or amendment shall (i) alter or change the amount or kind of the Merger Consideration or the Total Merger Consideration provided for in this Agreement, (ii) adversely affect the Tax treatment of the Merger with respect to JAXB’s shareholders or (iii) adversely affect or materially delay the ability of ABCB to obtain any necessary Regulatory Approvals or to consummate the transactions contemplated hereby.

2.2          Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., local time, at the offices of Rogers & Hardin LLP, on a date to be specified by the parties, which date shall be no later than five (5) Business Days after satisfaction or waiver of the conditions set forth in Article VI (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another time, place or date, or any or all, are agreed to in writing by the parties hereto. The date on which the Closing occurs is herein referred to as the “Closing Date”.

2.3          Effective Time. Subject to the terms and conditions of this Agreement, on the Closing Date, the Surviving Corporation shall file articles of merger complying with the requirements of the FBCA (the “Florida Articles of Merger”) with the Department of State of the State of Florida (the “Florida Department”) and a certificate of merger complying with the requirements of the GBCC (the “Georgia Certificate of Merger”, and together with the Florida Articles of Merger, the “Certificates of Merger”) with the Secretary of State of the State of Georgia (the “Georgia Secretary”). The term “Effective Time” shall mean the date and time upon which the Merger shall be effective. The Effective Time shall be the later of the date and time upon which (i) the Florida Articles of Merger are filed with the Florida Department or (ii) the Georgia Certificate of Merger is filed with the Georgia Secretary, or such later date and time as may be specified in accordance with the FBCA and the GBCC.

2.4          Effects of the Merger. From and after the Effective Time, the Merger shall have the effects set forth in the GBCC and the FBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of JAXB shall vest in the Surviving Corporation, and all debts, duties and liabilities of JAXB shall become the debts, liabilities and duties of the Surviving Corporation.

2.5          Charter Documents of the Surviving Corporation. The Charter Documents of ABCB, as in effect immediately prior to the Effective Time, shall become and remain the Charter Documents of the Surviving Corporation until amended in accordance with the respective terms thereof and Applicable Laws.

2.6          Directors and Officers of the Surviving Corporation. As of the Effective Time:

(a)          The directors of the Surviving Corporation shall be the directors of ABCB immediately prior to the Effective Time, each of whom shall serve as the directors of the Surviving Corporation until their respective successors have been duly elected and qualified, or until their earlier death, resignation or removal from office in accordance with the Charter Documents of the Surviving Corporation.

(b)          The officers of the Surviving Corporation shall be the officers of ABCB immediately prior to the Effective Time, each of whom shall serve until their respective successors are duly appointed and qualified, or until their earlier death, resignation or removal from office in accordance with the Charter Documents of the Surviving Corporation.

2.7          Conversion of Securities.

(a)          Merger Consideration. At the Effective Time, subject to the other provisions of this Agreement, each share of the common stock of JAXB, $0.01 par value per share (the “Voting Common Stock”), and the nonvoting common stock of JAXB, $0.01 par value per share (the “Nonvoting Common Stock” and, together with the Voting Common Stock, the “JAXB Common Stock”), issued and outstanding immediately prior to the Effective Time, but excluding any Excluded Shares and Appraisal Shares (collectively, the “Exchangeable Shares”), shall, by virtue of the Merger, be converted into and shall thereafter represent the right to receive (subject to Article VII), without interest, in accordance with the procedures set forth in Section 2.9, and at the election of the holder thereof as provided in and subject to the provisions of Section 2.9, either (i) that number of shares of ABCB Common Stock that equals the Exchange Ratio (the “Per Share Stock Consideration”) or (ii) $16.50 in cash (the “Per Share Cash Consideration”) (together with the Per Share Stock Consideration and any cash in lieu of fractional shares as specified in Section 2.10(d), the “Merger Consideration”).

(b)          Cancellation of Shares. Shares of JAXB Common Stock, when converted in accordance with Section 2.7(a), shall cease to be outstanding and shall automatically be canceled and cease to exist, and each holder of a Certificate or Book Entry Share shall cease to have any rights with respect thereto, except the right to receive in respect of each share of JAXB Common Stock previously represented thereby (i) the consideration set forth in Section 2.7(a), (ii) any dividends or other distributions in accordance with Section 2.10(c), and (iii) any cash to be paid in lieu of any fractional shares of ABCB Common Stock in accordance with Section 2.10(d), in each case without interest, and in each case to be issued or paid in consideration therefor upon the surrender of such Certificate or Book Entry Share in accordance with Section 2.10.

(c)          Treasury Stock; Excluded Shares. All shares of JAXB Common Stock held by JAXB as treasury shares, or by ABCB or by any wholly owned Subsidiary of ABCB or JAXB, immediately prior to the Effective Time (other than (i) shares held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and (ii) shares held, directly or indirectly, by ABCB, JAXB or any wholly owned Subsidiary of ABCB or JAXB in respect of a debt previously contracted) shall automatically be canceled and cease to exist as of the Effective Time and no consideration shall be delivered or deliverable therefor (all such shares, the “Excluded Shares”).

(d)          No Effect on ABCB Common Stock. Each share of ABCB Common Stock outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the consummation of the Merger.

2.8          Bank Merger. Immediately after the Effective Time, the Bank Merger shall be consummated in accordance with the provisions of applicable federal and state Law. The Bank Merger shall have the effects as set forth under applicable federal and state Law, and the boards of directors of the parties shall approve, and shall cause the boards of directors of Jacksonville Bank and Ameris Bank, respectively, to approve the Bank Merger Agreement and cause the Bank Merger Agreement to be executed and delivered promptly following the date of execution of this Agreement.

2.9          Election and Proration Procedures.

(a)          JAXB Shareholder Elections. ABCB shall cause an election statement permitting each holder of an Exchangeable Share the ability to elect consideration pursuant to this Section 2.9(a) and subject to Section 2.9(c) (the “Election Statement”) to be mailed with the Proxy Statement/Prospectus on the date of mailing of the Proxy Statement/Prospectus to each holder of record of JAXB Common Stock as of the record date for the JAXB Shareholders’ Meeting (the “Record Date”). Each Election Statement shall permit the holder to specify (i) the number of Exchangeable Shares owned by such holder with respect to which such holder desires to receive the Per Share Stock Consideration (“Stock Election Shares”) and (ii) the number of Exchangeable Shares owned by such holder with respect to which such holder desires to receive the Per Share Cash Consideration (“Cash Election Shares”). The aggregate number of Exchangeable Shares as to which all holders of Exchangeable Shares elect to receive the Per Share Stock Consideration is referred to herein as the “Stock Election Number,” and the aggregate number of Exchangeable Shares as to which all holders of Exchangeable Shares elect to receive the Per Share Cash Consideration is referred to herein as the “Cash Election Number”. If a holder makes no election with respect to any portion of such holder’s Exchangeable Shares, or if there are any Exchangeable Shares with respect to which the Exchange Agent has not otherwise received an effective, properly completed Election Statement on or prior to the date of the JAXB Shareholders’ Meeting (or such other time and date as ABCB and JAXB may mutually agree) (the “Election Deadline”), such shares shall be deemed to be “No Election Shares”. ABCB shall have the authority to determine the type of Merger Consideration, whether Per Share Stock Consideration or Per Share Cash Consideration, to be exchanged for the No Election Shares. ABCB shall make available one or more Election Statements as may reasonably be requested from time to time by all Persons who become holders (or beneficial owners) of JAXB Common Stock between the Record Date and the close of business on the Business Day immediately prior to the Election Deadline, and JAXB shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

(b)          Completion of Election Statement. Any election pursuant to Section 2.9(a) shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Statement by the Election Deadline and such election is not revoked or changed prior to the Election Deadline. Any Election Statement may be revoked or changed by the Person submitting such Election Statement at or prior to the Election Deadline. Subject to the terms of this Agreement and of the Election Statement, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Statements, and any good faith decisions of the Exchange Agent or ABCB regarding such matters shall be binding and conclusive. Neither ABCB nor the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Statement. To the extent that the holder of Appraisal Shares submits an Election Statement, such holder’s election shall have no effect, the Exchange Agent will disregard such Election Statement and the Appraisal Shares shall be paid or converted in accordance with Section 2.13.

(c)          Allocation Procedures. The number of Exchangeable Shares to be converted into the right to receive the Per Share Stock Consideration shall be equal to seventy-five percent (75%) of the number of Exchangeable Shares issued and outstanding immediately prior to the Effective Time (the “Aggregate Stock Limit”), and the number of Exchangeable Shares to be converted into the right to receive the Per Share Cash Consideration shall be equal to twenty-five percent (25%) of the number of Exchangeable Shares issued and outstanding immediately prior to the Effective Time (the “Aggregate Cash Limit”). Within ten (10) Business Days after the Election Deadline, unless the Effective Time has not yet occurred, in which case as soon thereafter as practicable, ABCB shall cause the Exchange Agent to effect the allocation among the holders of Exchangeable Shares of rights to receive the Per Share Stock Consideration or the Per Share Cash Consideration in accordance with the Election Statements as follows:

(i)          if the Stock Election Number exceeds the Aggregate Stock Limit, then all Cash Election Shares and all No Election Shares shall be converted into the right to receive the Per Share Cash Consideration, and each holder’s Stock Election Shares, if any, shall be converted into the right to receive (A) the Per Share Stock Consideration in respect of that number of Stock Election Shares held by such holder equal to the product obtained by multiplying (1) the number of Stock Election Shares held by such holder by (2) a fraction, the numerator of which is the Aggregate Stock Limit and the denominator of which is the Stock Election Number, and (B) the Per Share Cash Consideration in respect of the remaining number of Stock Election Shares held by such holder;

(ii)          if the Cash Election Number exceeds the Aggregate Cash Limit, then all Stock Election Shares and all No Election Shares shall be converted into the right to receive the Per Share Stock Consideration, and each holder’s Cash Election Shares, if any, shall be converted into the right to receive (A) the Per Share Cash Consideration in respect of that number of Cash Election Shares held by such holder equal to the product obtained by multiplying (1) the number of Cash Election Shares held by such holder by (2) a fraction, the numerator of which is the Aggregate Cash Limit and the denominator of which is the Cash Election Number, and (B) the Per Share Stock Consideration in respect of the remaining number of Cash Election Shares held by such holder; and

(iii)         if the Stock Election Number and the Cash Election Number do not exceed the Aggregate Stock Limit and the Aggregate Cash Limit, respectively, then (A) all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration, (B) all Stock Election Shares shall be converted into the right to receive the Per Share Stock Consideration and (C) all No Election Shares shall be converted into the right to receive the Per Share Cash Consideration or the Per Share Stock Consideration such that the aggregate number of Exchangeable Shares entitled to receive the Per Share Cash Consideration is equal to the Aggregate Cash Limit and the aggregate number of Exchangeable Shares entitled to receive the Per Share Stock Consideration is equal to the Aggregate Stock Limit.

2.10        Exchange of JAXB Common Stock.

(a)          Exchange Agent. At or prior to the Closing, ABCB shall deposit, or shall cause to be deposited, with ABCB’s transfer agent or an unrelated bank or trust company reasonably acceptable to JAXB (the “Exchange Agent”), for the benefit of the holders of shares of JAXB Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, sufficient cash and ABCB Common Stock to make all deliveries of cash and ABCB Common Stock as required by this Article II, including the Merger Consideration, pursuant to an exchange agent agreement between ABCB and the Exchange Agent (the “Exchange Agent Agreement”) in a form reasonably acceptable to the parties hereto. ABCB agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.10(c) and to make payments in lieu of fractional shares pursuant to Section 2.10(d). Any cash and ABCB Common Stock deposited with the Exchange Agent (including as payment for any dividends or other distributions in accordance with Section 2.10(c) and fractional shares in accordance with Section 2.10(d)) shall hereinafter be referred to as the “Exchange Fund”. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be paid for shares of JAXB Common Stock pursuant to this Agreement out of the Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by ABCB, provided that no such investment or losses thereon shall affect the amount of Merger Consideration payable to the holders of shares of JAXB Common Stock. Any interest and other income resulting from such investments shall be paid to ABCB. Except as contemplated by this Agreement and the Exchange Agent Agreement, the Exchange Fund shall not be used for any other purpose.

(b)          Exchange Procedures. As promptly as practicable after the Effective Time (and in no event later than five (5) Business Days thereafter), ABCB shall instruct the Exchange Agent to mail to each record holder, as of the Effective Time, of an outstanding Certificate or Book Entry Share that immediately prior to the Effective Time represented shares of JAXB Common Stock (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the shares of JAXB Common Stock shall pass, only upon proper delivery of the corresponding certificates (the “Certificates”) representing such shares to the Exchange Agent or receipt by the Exchange Agent of an “agent’s message” with respect to non-certificated shares represented by book entry (“Book Entry Shares”), and shall be in customary form as directed by ABCB and reasonably acceptable to JAXB), and (ii) instructions for use in effecting the surrender of the Certificates or Book Entry Shares in exchange for the Merger Consideration payable in respect of the shares of JAXB Common Stock represented thereby. Promptly after the Effective Time, upon surrender of Certificates or Book Entry Shares for cancellation to the Exchange Agent together with such letters of transmittal, properly completed and duly executed, and such other documents as may be required pursuant to such instructions, the holders of such Certificates or Book Entry Shares shall be entitled to receive in exchange therefor, upon completion of the calculations required by Section 2.7 and Section 2.9, the Merger Consideration any cash payable in lieu of any fractional shares of ABCB Common Stock pursuant to Section 2.10(d). No interest shall be paid or accrued on any Merger Consideration. In the event of a transfer of ownership of shares of JAXB Common Stock which is not registered in the transfer records of JAXB, the Merger Consideration payable in respect of such shares of JAXB Common Stock may be paid to a transferee if the Certificate representing such shares of JAXB Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the Merger Consideration in any name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable.

(c)          Distributions with Respect to Unexchanged JAXB Common Stock. No dividends or other distributions declared or made with respect to ABCB Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book Entry Share with respect to the ABCB Common Stock that such holder would be entitled to receive upon surrender of such Certificate or Book Entry Share and no cash payment in lieu of fractional shares of ABCB Common Stock shall be paid to any such holder until such holder shall surrender such Certificate or Book Entry Share in accordance with this Section 2.10. Subject to Applicable Law, following surrender of any such Certificate or Book Entry Share, there shall be paid to such holder of ABCB Common Stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of any cash payable in lieu of fractional shares of ABCB Common Stock to which such holder is entitled pursuant to Section 2.10(d) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such holder’s whole shares of ABCB Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such holder’s whole shares of ABCB Common Stock.

(d)          Fractional Shares. No certificates or scrip or ABCB Common Stock representing fractional shares of ABCB Common Stock or book entry credit of the same shall be issued upon the surrender for exchange of Certificates or Book Entry Shares, no dividend or other distribution, stock split or interest shall relate to any such fractional share and such fractional share shall not entitle the owner thereof to vote or to have any rights as a holder of any ABCB Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of JAXB Common Stock exchanged in the Merger who would otherwise have been entitled to receive a fraction of a share of ABCB Common Stock (after taking into account all Certificates and Book Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount, rounded to the nearest whole cent, equal to the product of (i) the Average ABCB Stock Price and (ii) the fraction of a share (after taking into account all shares of JAXB Common Stock held by such holder at the Effective Time and rounded to the nearest one thousandth when expressed in decimal form) of ABCB Common Stock that such holder would otherwise be entitled to receive pursuant to Section 2.7.

(e)          Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of JAXB Common Stock after one hundred eighty (180) days following the Effective Time shall be delivered to ABCB upon demand and, from and after such delivery to ABCB, any former holders of JAXB Common Stock (other than Appraisal Shares) who have not theretofore complied with this Article II shall thereafter look only to ABCB for the Merger Consideration payable in respect of such shares of JAXB Common Stock. Any amounts remaining unclaimed by holders of shares of JAXB Common Stock immediately prior to such time as such amounts would otherwise escheat to or become the property of any Governmental Authority shall, to the extent permitted by Applicable Law, thereupon become the property of ABCB free and clear of any Liens, claims or interest of any Person previously entitled thereto.

(f)          No Liability. Neither ABCB nor any of ABCB’s Subsidiaries shall be liable to any holder of shares of JAXB Common Stock for any shares of ABCB Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official or Governmental Authority in the reasonable belief that such delivery was required pursuant to any abandoned property, escheat or similar law.

(g)          Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed in form and substance acceptable to ABCB and, if required by ABCB, the posting by such Person of a bond, in such reasonable amount as ABCB may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of JAXB Common Stock represented by such Certificate.

(h)          Withholding. Each of ABCB and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of JAXB Common Stock such amounts as ABCB or the Exchange Agent is required to deduct and withhold under the Code or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent that amounts are so withheld by ABCB or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of JAXB Common Stock in respect of whom such deduction and withholding was made by ABCB or the Exchange Agent, as the case may be.

(i)          Book Entry. All shares of ABCB Common Stock to be issued in the Merger shall be issued in book entry form, without physical certificates.

2.11         Certain Adjustments. If, after the date of this Agreement and at or prior to the Effective Time, the outstanding shares of ABCB Common Stock or JAXB Common Stock are changed into a different number of shares or type of securities by reason of any reclassification, recapitalization, split-up, stock split, subdivision, combination or exchange of shares, or any dividend payable in stock or other securities is declared thereon or rights issued in respect thereof with a record date within such period, or any similar event occurs, then the Per Share Stock Consideration and the Per Share Cash Consideration will be adjusted accordingly to provide to the holders thereof the same economic effect as contemplated by this Agreement prior to such adjustment event.

2.12        Transfer Books; No Further Ownership Rights in JAXB Common Stock. At the Closing Date, the stock transfer books of JAXB shall be closed and thereafter there shall be no further registration of transfers of shares of JAXB Common Stock on the records of JAXB, except for the cancellation of such shares in connection with the Merger. From and after the Effective Time, the holders of Certificates or Book Entry Shares that evidenced ownership of shares of JAXB Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by Applicable Law. If, after the Effective Time, bona fide Certificates or Book Entry Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

2.13        Appraisal Rights. Notwithstanding any other provision of this Agreement to the contrary, shares of JAXB Common Stock that are outstanding immediately prior to the Effective Time and which are held by a JAXB Shareholder who did not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and properly demands the fair value of such shares pursuant to, and who complies in all respects with, the provisions of Sections 607.1301 to 607.1333 of the FBCA (collectively, the “Appraisal Shares”), shall not be converted into or represent the right to receive the Merger Consideration. Such JAXB Shareholders instead shall be entitled to receive payment of the fair value of such shares held by them in accordance with Sections 607.1301 to 607.1333 of the FBCA, except that all Appraisal Shares held by JAXB Shareholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights as dissenting shareholders under the FBCA shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Merger Consideration pursuant to Section 2.7. JAXB shall give ABCB (i) prompt notice of any written demands for payment of fair value of any shares of JAXB Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the FBCA and received by JAXB relating to shareholders’ dissenters’ rights and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands under the FBCA consistent with the obligations of JAXB thereunder. JAXB shall not, except with the prior written consent of ABCB, make any payment with respect to such demand, offer to settle or settle any demand for payment of fair value or waive any failure to timely deliver a written demand for payment of fair value or timely take any other action to perfect payment of fair value rights in accordance with the FBCA. Any portion of the Merger Consideration made available to the Exchange Agent to pay for shares of JAXB Common Stock for which appraisal rights have been perfected shall be returned to ABCB upon demand.

2.14        Proxy and Registration Statement. ABCB and JAXB shall prepare the Registration Statement on Form S-4 or other applicable form, which ABCB shall file with the SEC as promptly as reasonably practicable (but in no event later than sixty (60) days) following the date of this Agreement and which will include the Proxy Statement/Prospectus. Each of ABCB and JAXB shall use reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the Merger, the Bank Merger and the other transactions contemplated hereby and by the Bank Merger Agreement. Each of JAXB and ABCB will cause the Proxy Statement/Prospectus to be filed with the SEC and mailed to JAXB Shareholders as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act. ABCB shall also take any action required to be taken under any applicable state securities laws in connection with the issuance and reservation of ABCB Common Stock in the Merger, and JAXB shall furnish all information concerning JAXB and the holders of JAXB Common Stock, or holders of a beneficial interest therein, as may be reasonably requested in connection with any such action. ABCB will advise JAXB promptly after it receives oral or written notice of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of ABCB Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide JAXB with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to ABCB or JAXB, or any of their respective Affiliates, officers or directors, is discovered by ABCB or JAXB which should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to JAXB Shareholders.

2.15        JAXB Shareholders’ Meeting.

(a)          JAXB shall take all action necessary in accordance with Applicable Laws and JAXB’s current Charter Documents to duly give notice of, convene and hold a meeting of the JAXB Shareholders (the “JAXB Shareholders’ Meeting”), to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, for the purpose of obtaining the JAXB Shareholder Approval. The board of directors of JAXB has resolved to recommend to JAXB Shareholders that they approve this Agreement and JAXB shall, acting through its board of directors, (i) recommend that the JAXB Shareholders approve this Agreement, including the Charter Amendment (the “JAXB Recommendation”), (ii) include the JAXB Recommendation in the Proxy Statement/Prospectus and (iii) use reasonable best efforts to solicit from the JAXB Shareholders proxies in favor of the approval of this Agreement, including by communicating to the JAXB Shareholders the recommendation of the board of directors of JAXB that they approve this Agreement, and to take all other action necessary or advisable to secure the vote or consent of the JAXB Shareholders required by Applicable Law to obtain such approvals, except to the extent JAXB’s board of directors has withdrawn the JAXB Recommendation in accordance with the terms of this Agreement.

(b)          Neither JAXB’s board of directors nor any committee thereof shall (x) except as expressly permitted by this Section 2.15(b), withdraw, qualify or modify, or propose to withdraw, qualify or modify, in a manner adverse to ABCB or any of ABCB’s Subsidiaries, the JAXB Recommendation or (y) approve or recommend, or propose to approve or recommend, any Acquisition Proposal (each, an “Adverse Recommendation Change”). Notwithstanding the foregoing, the JAXB board of directors may at any time prior to the JAXB Shareholders’ Meeting (i) effect an Adverse Recommendation Change or (ii) terminate this Agreement to enter into a definitive agreement with respect to a Superior Proposal, if and only if:

(i)          JAXB’s board of directors determines in good faith, after consultation with its outside legal counsel and independent financial advisor, that it has received an unsolicited, bona fide Acquisition Proposal (that did not result from a breach of Section 5.9) that is a Superior Proposal and such Superior Proposal has not been withdrawn;

(ii)         JAXB’s board of directors determines in good faith, after consultation with such outside legal counsel, that a failure to accept such Superior Proposal would, or would be reasonably likely to, result in JAXB’s board of directors breaching its fiduciary duties to JAXB and its shareholders under Applicable Law;

(iii)        JAXB’s board of directors provides written notice (a “Notice of Recommendation Change”) to ABCB of its receipt of the Superior Proposal and its intent to withdraw the JAXB Recommendation on the fifth Business Day following delivery of such notice, which notice shall specify in reasonable detail the material terms and conditions of the Superior Proposal (it being understood that any amendment (and each successive amendment) to any term of such Acquisition Proposal shall require a new Notice of Recommendation Change);

(iv)        after providing such Notice of Recommendation Change, JAXB shall negotiate in good faith with ABCB (if requested by ABCB) and provide ABCB reasonable opportunity during the subsequent five (5) Business Day period(s) to make such adjustments in the terms and conditions of this Agreement as would enable JAXB’s board of directors to proceed without withdrawing the JAXB Recommendation; provided, however, that ABCB shall not be required to propose any such adjustments; and

(v)         JAXB’s board of directors, following the final such five (5) Business Day period, again determines in good faith, after consultation with such outside legal counsel and such independent financial advisor, that such Acquisition Proposal nonetheless continues to constitute a Superior Proposal and that failure to take such action would, or would be reasonably likely to, violate their fiduciary duties to JAXB and its shareholders under Applicable Law.

2.16        JAXB Stock Options; JAXB Restricted Stock Unit Awards. Prior to the Effective Time, JAXB shall take actions necessary to provide that, immediately prior to the Effective Time, (a) each JAXB Stock Option, whether or not then exercisable, shall fully vest and immediately be cancelled and only entitle the holder thereof, as soon as reasonably practicable after the Effective Time, to receive an amount in cash, without interest, equal to the product of (i) the total number of shares of Voting Common Stock subject to such JAXB Stock Option multiplied by (ii) the excess, if any, of (A) the product of (1) the Exchange Ratio multiplied by (2) the Average ABCB Stock Price (the “Per Share Equity Award Consideration”) over (B) the per share exercise price for the applicable JAXB Stock Option, less applicable Taxes required to be withheld with respect to such payment, and (b) each JAXB Restricted Stock Unit Award shall become fully vested and shall be cancelled and converted into the right to receive, as soon as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of (i) the total number of shares of Voting Common Stock subject to such JAXB Restricted Stock Unit Award (prorated, in the case of any JAXB Restricted Stock Unit Award subject to performance-based vesting conditions held by an individual whose employment with JAXB or its Subsidiaries has terminated prior to the Closing under circumstances not resulting in forfeiture of the applicable award, based on the number of days such employee was employed by JAXB or its Subsidiaries during the applicable performance period) multiplied by (ii) the Per Share Equity Award Consideration, in the case of each of clauses (a) and (b), less applicable Taxes required to be withheld with respect to such payment. Any JAXB Stock Option that has a per share exercise price that is greater than or equal to the Per Share Equity Award Consideration shall be cancelled for no consideration.

2.17        Closing Deliveries by JAXB. At the Closing, JAXB shall deliver or cause to be delivered to ABCB:

(a)          a certificate of the Secretary of each of JAXB and Jacksonville Bank, dated as of the Closing Date, certifying to: (i) the Charter Documents of JAXB and Jacksonville Bank; (ii) resolutions of the board of directors of each of JAXB and Jacksonville Bank approving the Merger and the Bank Merger, respectively, and the execution, delivery and performance of this Agreement and the Bank Merger Agreement, as applicable; (iii) incumbency and signatures of the officers of JAXB and Jacksonville Bank executing this Agreement and the Bank Merger Agreement, as applicable, and any other certificate or document delivered by JAXB or Jacksonville Bank in connection with this Agreement or the Bank Merger Agreement; and (iv) action by JAXB Shareholders holding the requisite voting power under JAXB’s Charter Documents and Applicable Law approving the Merger, the Charter Amendment and the execution, delivery and performance of this Agreement;

(b)          a certificate, dated as of the Closing Date and signed by a duly authorized officer of JAXB, certifying that each of the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied;

(c)          a certificate that satisfies the requirements of Treasury Regulations Section 1.1445-2(c)(3), duly executed by an authorized officer of JAXB, confirming that JAXB is not and has never been a United States real property holding corporation; and

(d)          such other documents as ABCB reasonably deems necessary or appropriate to consummate the transactions contemplated by this Agreement or by the Bank Merger Agreement.

2.18        Closing Deliveries by ABCB. At the Closing, ABCB shall deliver or cause to be delivered to JAXB:

(a)          evidence reasonably satisfactory to JAXB of the delivery of the Merger Consideration to the Exchange Agent;

(b)          a certificate of the Secretary of each of ABCB and Ameris Bank, dated as of the Closing Date, certifying the: (i) Charter Documents of ABCB and Ameris Bank; (ii) resolutions of the board of directors of each of ABCB and Ameris Bank approving the Merger and the Bank Merger, respectively, and the execution, delivery and performance of this Agreement and the Bank Merger Agreement, as applicable; and (iii) incumbency and signatures of the officers of ABCB and Ameris Bank executing this Agreement and the Bank Merger Agreement, as applicable, and any other certificate or document delivered by ABCB or Ameris Bank in connection with this Agreement or the Bank Merger Agreement;

(c)          a certificate, dated as of the Closing Date and signed by a duly authorized officer of ABCB, that each of the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied; and

(d)          such other documents as JAXB reasonably deems necessary or appropriate to consummate the transactions contemplated by this Agreement or by the Bank Merger Agreement.

ARTICLE III
representations and warranties of jaxb

Except (i) as disclosed in the disclosure schedule delivered by JAXB to ABCB concurrently herewith (the “JAXB Disclosure Schedule”) or (ii) as disclosed in any JAXB SEC Filings filed by JAXB since January 1, 2014, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), JAXB hereby represents and warrants to ABCB as follows:

3.1          Organization.

(a)          JAXB is a Florida corporation (i) duly organized, validly existing and in good standing under the laws of the State of Florida, (ii) which is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (the “BHCA”), (iii) with all requisite power and authority to own and operate its properties and to carry on its business as presently conducted and (iv) duly qualified and in good standing as a foreign corporation authorized to do business in each jurisdiction in which the nature of its activities or the character of the properties it owns or leases make such qualification necessary, except in such cases where the lack of said authorization or qualification has not had and would not reasonably be expected to have a Material Adverse Effect on JAXB. True, complete and correct copies of the Charter Documents of JAXB, as in effect as of the date of this Agreement, have previously been made available to ABCB.

(b)          Each Subsidiary of JAXB that is set forth on Schedule 3.1(c) is (i) duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, as applicable, (ii) with all requisite power and authority to own and operate its properties and to carry on its business as presently conducted and (iii) duly qualified and in good standing in each jurisdiction in which the nature of its activities or the character of the properties it owns or leases make such qualification necessary, except in such cases where the lack of said authorization or qualification has not had and would not reasonably be expected to have a Material Adverse Effect on JAXB. True, complete and correct copies of the Charter Documents of each Subsidiary of JAXB, as in effect as of the date of this Agreement, have previously been made available to ABCB.

(c)          Schedule 3.1(c) sets forth a true and complete list of each Subsidiary of JAXB. Other than as set forth on Schedule 3.1(c), there are no corporations, partnerships, limited liability companies, associations or other entities in which JAXB owns, directly or indirectly, any equity or other interest. All outstanding shares or ownership interests of JAXB’s Subsidiaries are validly issued, fully paid and nonassessable and owned by JAXB (or another Subsidiary of JAXB) free and clear of any Liens other than Permitted Liens.

3.2          Authority; Binding Nature.

(a)          Each of JAXB and its Subsidiaries, to the extent applicable, has all requisite power and authority to enter into this Agreement and the Bank Merger Agreement, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated by this Agreement and the Bank Merger Agreement. The execution, delivery and performance by JAXB of this Agreement and by Jacksonville Bank of the Bank Merger Agreement, and the consummation by JAXB and each of its Subsidiaries of the transactions contemplated by this Agreement and the Bank Merger Agreement, have been duly and validly approved by the board of directors (or comparable governing body) of JAXB and each applicable Subsidiary. Subject to the receipt of the JAXB Shareholder Approval, no other corporate proceedings on the part of JAXB are necessary to authorize this Agreement or to consummate the transactions contemplated hereby or by the Bank Merger Agreement. This Agreement has been, and the Bank Merger Agreement will be, duly executed and delivered by JAXB and Jacksonville Bank, as applicable, and constitutes or, in the case of the Bank Merger Agreement, will constitute (in each case assuming due authorization, execution and delivery by ABCB and Ameris Bank, as applicable) the legal, valid and binding obligations of JAXB and Jacksonville Bank enforceable against JAXB and Jacksonville Bank, as applicable, in accordance with its terms, except as such enforceability may be limited by Applicable Laws related to safety and soundness of insured depository institutions as set forth in 12 U.S.C. §1818(b), the appointment of a conservator or receiver, bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws affecting creditors’ rights and remedies generally and general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(b)          JAXB and its Subsidiaries have taken all reasonable actions by them in order to exempt this Agreement and the Bank Merger Agreement and the transactions contemplated hereby and thereby from the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “anti-greenmail,” “business combination” or other antitakeover Laws of the State of Florida to the extent such antitakeover Laws are applicable to the transactions contemplated by this Agreement. JAXB and its Subsidiaries have taken all action required to be taken by them in order to make this Agreement and the Bank Merger Agreement and the transactions contemplated hereby and thereby comply with, and the transactions contemplated hereby and thereby do comply with, the requirements of any provisions of their respective Charter Documents concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions.

3.3          No Conflicts. The execution, delivery and performance of this Agreement by JAXB and of the Bank Merger Agreement by Jacksonville Bank, and the consummation of the transactions contemplated hereby and thereby by JAXB and its Subsidiaries, including the Merger and the Bank Merger, do not and will not (i) conflict with, or result in a breach or violation of or default under, any terms or conditions of the Charter Documents of JAXB or any of its Subsidiaries or (ii) assuming that the consents and approvals referred to in Section 3.4 hereof are duly obtained, (A) conflict with or violate in any material respect any Applicable Law as to JAXB or any of its Subsidiaries, (B) result in any material breach of, or constitute a material default (or event which with the giving of notice or lapse of time, or both, would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation pursuant to, any JAXB Material Contract or (C) result in the creation or imposition of any Lien on any of the assets of JAXB or its Subsidiaries.

3.4          Consents and Approvals. Other than (i) the Regulatory Approvals, (ii) the JAXB Shareholder Approval and the execution, delivery and performance of this Agreement and (iii) such other filings, authorizations, consents, notices or approvals as may be set forth on Schedule 3.4, no consents, approvals, authorizations or other actions by, or filings with or notifications to, any Person or any Governmental Authority on the part of JAXB or any of its Subsidiaries are required in connection with the execution, delivery and performance by JAXB of this Agreement or by Jacksonville Bank of the Bank Merger Agreement, and the consummation of the transactions contemplated hereby and thereby.

3.5          Regulatory Matters. JAXB and each of its Subsidiaries have timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2013 with, as applicable, (i) the Federal Reserve Board, (ii) the FDIC, (iii) the FOFR and any predecessor agency and (iv) any other applicable bank regulatory agencies (collectively, the “JAXB Regulatory Agencies”), and any other applicable Governmental Authority, and have paid all applicable fees, premiums and assessments due and payable thereto. Each such report, registration and statement, including financial statements, exhibits and schedules thereto, complied, in all material respects, with Applicable Law. Neither JAXB nor any of its Subsidiaries is subject to any cease-and-desist or other formal or informal order or enforcement action issued by, or is a party to any written agreement, consent agreement, operating agreement or memorandum of understanding with, or is a party to any commitment letter, regulatory directive or similar undertaking with, or is subject to any capital directive by, or since January 1, 2013 has been ordered to pay any civil money penalty by or has adopted any board resolutions at the request of, any JAXB Regulatory Agency or other Governmental Authority of any kind (each, a “JAXB Regulatory Agreement”) that has not been Previously Disclosed, nor has JAXB or any of its Subsidiaries been advised since January 1, 2013 by any JAXB Regulatory Agency or other Governmental Authority that it is considering issuing, initiating, ordering or requesting any such JAXB Regulatory Agreement. Except for the matters Previously Disclosed, there is no material unresolved written violation, criticism, comment or exception by any JAXB Regulatory Agency or other Governmental Authority relating to JAXB or any of its Subsidiaries, and JAXB is not aware of any reason why all required Regulatory Approvals would not be received on a timely basis without undue delay and without the imposition of any Materially Burdensome Regulatory Condition as described in the proviso to Section 5.3(a)(i).

3.6         Capitalization.

(a)        The authorized capital stock of JAXB consists only of (i) 20,000,000 shares of Voting Common Stock, of which 3,480,961 are issued and outstanding as of the date of this Agreement, (ii) 5,000,000 shares of Nonvoting Common Stock, of which 2,315,321 are issued and outstanding as of the date of this Agreement, and (iii) 10,000,000 shares of preferred stock, $0.01 par value per share, of which no shares are issued and outstanding as of the date of this Agreement. Such issued and outstanding shares of JAXB Common Stock constitute all of the issued and outstanding capital stock of JAXB as of the date of this Agreement, and have been duly authorized, validly issued and are fully paid and nonassessable. None of the shares of JAXB Common Stock have been issued or disposed of in violation of any preemptive rights of any Person. As of the date of this Agreement, 129,375 shares of Voting Common Stock were reserved for issuance upon the exercise of outstanding JAXB Stock Options, 2,658 shares of Voting Common Stock were reserved for issuance upon the vesting and settlement of outstanding JAXB Restricted Stock Unit Awards and 214,791 shares of Voting Common Stock were available for future grants of equity awards under the JAXB Stock Incentive Plan. JAXB has furnished to ABCB a true, complete copy of the JAXB Stock Incentive Plan, and Schedule 3.6(a) sets forth a complete and correct list of all participants in the JAXB Stock Incentive Plan as of the date hereof and identifies the number of shares of Voting Common Stock subject to JAXB Stock Options or JAXB Restricted Stock Unit Awards held by each participant therein, the exercise price or prices of such JAXB Stock Options, and the date on which each JAXB Stock Option or JAXB Restricted Stock Unit Award was granted, vests or becomes exercisable (as applicable), and expires (if applicable). Except as disclosed in Schedule 3.6(a), as of the date of this Agreement, no trust preferred or subordinated debt securities of JAXB or any of its Subsidiaries are issued or outstanding. JAXB currently has no election in effect to defer interest payments with respect to any trust preferred securities or related debentures issued by it or any of its Affiliates.

(b)        All of the issued and outstanding shares of capital stock of Jacksonville Bank are, on the date of this Agreement, and on the Closing Date will be, held by JAXB.

(c)        Except as disclosed in Schedule 3.6(c), there are no outstanding (i) rights, plans, options, warrants, calls, conversion rights or any agreements, arrangements or commitments of any kind or character (either firm or conditional) obligating JAXB or any of its Affiliates to issue, deliver or sell, or cause to be delivered or sold, any capital stock of JAXB or its Subsidiaries, or any securities exchangeable for or convertible into the capital stock of JAXB or its Subsidiaries, (ii) contractual obligations of JAXB or any of its Affiliates, or rights of a Person, to repurchase, redeem or otherwise acquire any shares of capital stock of JAXB or its Subsidiaries or (iii) proxies, voting agreements (except for the Voting and Support Agreements), voting trusts, preemptive rights, rights of first refusal, rights of first offer, rights of co-sale or tag-along rights, shareholder agreements or other rights, understandings or arrangements regarding the voting or disposition of the shares of JAXB Common Stock or capital stock of its Subsidiaries. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the holders of capital stock may vote have been issued by JAXB or any of its Subsidiaries and are outstanding.

(d)        No Subsidiary of JAXB owns any capital stock of JAXB except for shares held in a fiduciary capacity or in respect of a debt previously contracted.

3.7         Deposits. The deposit accounts of Jacksonville Bank are insured by the FDIC to the fullest extent permitted by Applicable Law, and all premiums and assessments required to be paid in connection therewith have been duly, timely and fully paid. No proceedings for the revocation or termination of such deposit insurance are pending or, to JAXB’s Knowledge, threatened.

3.8         Reports and SEC Filings. JAXB has filed (or furnished) all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed (or furnished) with the SEC by it under Section 5 of the Securities Act or Sections 13(a), 14 or 15(d) of the Exchange Act, as the case may be, from and after January 1, 2013 (collectively, the “JAXB SEC Filings”). Each JAXB SEC Filing, as amended or supplemented if applicable, (i) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

3.9         Financial Statements.

(a)        The financial statements of JAXB and its Subsidiaries included (or incorporated by reference) in the JAXB SEC Filings, including the related notes, where applicable (the “JAXB Financial Statements”), (i) have been prepared from, and are in accordance with, the books and records of JAXB and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of JAXB and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. As of the date hereof, the books and records of JAXB and its Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, Crowe Horwath LLP has not resigned (or informed JAXB that it intends to resign) or been dismissed as independent public accountants of JAXB as a result of or in connection with any disagreements with JAXB on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)        Except as would not reasonably be expected to be, individually or in the aggregate, material to JAXB and its Subsidiaries, taken as a whole, neither JAXB nor any of its Subsidiaries has incurred any liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due), except for (i) those liabilities or obligations that are reflected or reserved against on the consolidated balance sheet of JAXB included in its Quarterly Report on Form 10-Q for the fiscal quarter ended the Interim Balance Sheet Date (including any notes thereto), (ii) liabilities or obligations incurred in the ordinary course of business consistent in nature and amount with past practice since the Interim Balance Sheet Date or (iii) liabilities or obligations incurred in connection with this Agreement and the transactions contemplated hereby.

(c)        The records, systems, controls, data and information of JAXB and its Subsidiaries are in all material respects recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of JAXB or its Subsidiaries or accountants (including all means of access thereto and therefrom). JAXB (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to JAXB, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of JAXB by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to JAXB’s outside auditors and the audit committee of JAXB’s board of directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect JAXB’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in JAXB’s internal controls over financial reporting. There is no reason to believe that JAXB’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

3.10        Ordinary Course; Lack of Material Adverse Change. From the Balance Sheet Date, except as disclosed in JAXB SEC Filings or on Schedule 3.10 or as otherwise specifically provided by this Agreement, JAXB and its Subsidiaries have operated in all material respects in the ordinary course of business consistent with past practice, and there has not been (i) any Material Adverse Change in JAXB or any event, change, occurrence, effect or development that would reasonably be expected to have a Material Adverse Effect on JAXB or (ii) action taken by JAXB or any of its Subsidiaries during the period from the Balance Sheet Date through the date of this Agreement that would have required ABCB’s consent if JAXB had been subject to Section 5.1 at such time.

3.11        Reorganization. Neither JAXB nor any of its Subsidiaries has taken any action, nor are they aware of any fact or circumstance, that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.12        Taxes.

(a)        (i) All federal and state Tax Returns and all other material Tax Returns that were or are required to be filed on or before the Closing Date by JAXB or its Subsidiaries have been or will be timely filed on or before the Closing Date, and all such Tax Returns are or will be true, correct and complete in all material respects and were or will be prepared in substantial compliance with all Applicable Laws; (ii) all Taxes due and owing by JAXB or its Subsidiaries (whether or not shown on the Tax Returns referred to in clause (i)) have been or will be timely paid in full on or before the Closing Date; (iii) all deficiencies asserted in writing or assessments made in writing by the relevant taxing authority in connection with any of the Tax Returns referred to in clause (i) have been or will be timely paid in full on or before the Closing Date; and (iv) no issues that have been raised in writing by the relevant taxing authority in connection with any of the Tax Returns referred to in clause (i) are pending as of the date of this Agreement, or, if pending, have been specifically identified by JAXB to ABCB in writing and adequately reserved for in the JAXB Financial Statements. Neither JAXB nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return.

(b)        No federal, state, local or non-U.S. Tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to JAXB or any of its Subsidiaries. Neither JAXB nor its Subsidiaries has received from any federal, state, local or non-U.S. taxing authority (including jurisdictions where JAXB or its Subsidiaries have not filed Tax Returns) any (i) written notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any taxing authority against JAXB or any of its Subsidiaries. Schedule 3.12(b) lists all Tax Returns filed by JAXB and its Subsidiaries for taxable periods ended on or after December 31, 2012, indicates those Tax Returns that have been audited and indicates those Tax Returns that currently are the subject of audit. ABCB has received correct and complete copies of all federal and state Tax Returns filed by JAXB and each of its Subsidiaries for taxable periods ended on or after December 31, 2012 and all examination reports and statements of deficiencies related to federal and state income Tax assessed against or agreed to by JAXB or any of its Subsidiaries with respect to those taxable periods.

(c)        There are no Liens on JAXB’s or any of its Subsidiaries’ assets that arose in connection with any failure (or alleged failure) to pay any Tax other than Liens for Taxes not yet due and payable or which the validity thereof is being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP in the JAXB Financial Statements.

(d)        Neither JAXB nor any of its Subsidiaries has waived any statute of limitations in respect of income Taxes or agreed to any extension of time with respect to an income Tax assessment or deficiency.

(e)        JAXB and its Subsidiaries have withheld and timely paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(f)        Neither JAXB nor any of its Subsidiaries is (or has been) a party to any Tax allocation or sharing agreement (other than such an agreement or arrangement exclusively between or among JAXB and its Subsidiaries). Neither JAXB nor any of its Subsidiaries (i) has been a member of an Affiliated Group filing a consolidated federal Tax Return (other than a group the common parent of which was JAXB) or (ii) has any liability for Taxes of any Person (other than JAXB or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. law) as a transferee, successor, by contract or otherwise.

(g)        Except as listed on Schedule 3.12(g), there are no joint ventures, partnerships, limited liability companies or other arrangements or contracts to which JAXB or any Subsidiary is a party and that could be treated as a partnership for federal income Tax purposes.

(h)        Neither JAXB nor any Subsidiary has, nor has it ever had, a “permanent establishment” in any foreign country, as such term is defined in any applicable Tax treaty or convention between the United States and such foreign country, nor has it otherwise taken steps that have exposed, or will expose, it to the taxing jurisdiction of a foreign country.

(i)        No claim has been made in the last five (5) years by a taxing authority in a jurisdiction where JAXB or any Subsidiary does not file Tax Returns that JAXB (or such Subsidiary) is or may be subject to taxation by that jurisdiction.

(j)        Except as listed on Schedule 3.12(j), neither JAXB nor any Subsidiary has, in the last five (5) years, distributed stock of another corporation, or had its stock distributed by another corporation, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

(k)        Neither JAXB nor any Subsidiary is or has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(l)        Neither JAXB nor any Subsidiary participates in or cooperates with (or has at any time participated in or cooperated with) an international boycott within the meaning of Section 999 of the Code.

(m)        Neither JAXB nor any Subsidiary has engaged in any transaction that, as of the date hereof, is a “listed transaction” under Treasury Regulations Section 1.6011-4(b)(2). JAXB and each Subsidiary have disclosed in their Tax Returns all information required by the provisions of the Treasury Regulations issued under Section 6011 of the Code with respect to any “reportable transaction” as that term is defined in Section 6707A(c) of the Code.

(n)        No gain recognition agreements have been entered into by either JAXB or any Subsidiary, and neither JAXB nor any of its Subsidiaries has obtained a private letter ruling or closing agreements from the Internal Revenue Service (or any comparable ruling from any other taxing authority).

(o)        Neither JAXB nor any Subsidiary is or has at any time been (i) a “controlled foreign corporation” as defined by Section 957 of the Code, (ii) a “personal holding company” as that term has been defined from time to time in Section 542 of the Code or (iii) a “passive foreign investment company,” nor has JAXB or any Subsidiary at any time held directly, indirectly or constructively shares of any “passive foreign investment company” as that term has been defined from time to time in Section 1296 or 1297 of the Code.

(p)        JAXB and each Subsidiary is in material compliance with all the terms and conditions of any Tax exemption or other Tax reduction agreement or order of a foreign or state Governmental Authority and the consummation of the transactions contemplated by this Agreement and by the Bank Merger Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption or other Tax reduction agreement or order.

(q)        Except as listed on Schedule 3.12(q), neither the execution and delivery of this Agreement or the Bank Merger Agreement nor the consummation of the transactions contemplated hereby or thereby will (either alone or in conjunction with any other event) result in the payment of any amount that would not be deductible by reason of Sections 280G (as determined without regard to Section 280G(b)(4) (or any corresponding provision of state, local or non-U.S. Tax law)), 162 (other than 162(a)) or 404 of the Code.

(r)        Neither JAXB nor any Subsidiary has been, nor will any of them be, required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date (i) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax Laws as a result of transactions, events or accounting methods employed prior to the transactions contemplated hereby or by the Bank Merger Agreement, (ii) as a result of any installment sale or open transaction disposition made on or prior to the Closing Date, (iii) as a result of any prepaid amount received on or prior to the Closing Date, (iv) as a result of an election under Section 108(i) of the Code or (v) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law).

(s)        All transactions for taxable years for which the statute of limitations is still open (including sales of goods, loans and provision of services) between (i) JAXB or any Subsidiary and (ii) any other Person that is controlled directly or indirectly by JAXB (within the meaning of Section 482 of the Code) were effected on arms’-length terms and for fair market value consideration.

(t)        The unpaid Taxes of JAXB and each Subsidiary (i) did not, as of the Interim Balance Sheet Date, exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the JAXB Financial Statements (rather than in any notes thereto) and (ii) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of JAXB and each Subsidiary in filing its Tax Returns. Since the Interim Balance Sheet Date, neither JAXB nor any Subsidiary has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(u)        JAXB operates at least one significant historic business line, or owns at least a significant portion of its historic business assets, in each case within the meaning of Treasury Regulations Section 1.368-1(d).

(v)         JAXB has provided or otherwise made available to ABCB all of JAXB’s and its Subsidiaries’ books and records with respect to Tax matters pertinent to JAXB or its Subsidiaries relating to any Tax periods commencing on or before the Closing Date.

3.13        Title to Assets; Real Property.

(a)        Except as set forth on Schedule 3.13(a), as of the date of this Agreement, JAXB or one of its Subsidiaries has, and as of the Closing, JAXB or one of its Subsidiaries will have, good and marketable title to or a valid leasehold interest in, easement or right to use all of its assets and properties, including those reflected in either the latest audited balance sheet or latest interim balance sheet included in the JAXB SEC Filings (except for assets sold or otherwise disposed of or leases that have expired since the Balance Sheet Date or Interim Balance Sheet Date in the ordinary course of business), as being owned or leased, as applicable, free and clear of any and all material Liens other than Permitted Liens. All such properties and assets are in good operating condition and repair, ordinary wear and tear excepted.

(b)        Neither JAXB nor any of its Subsidiaries owns any real property, except (i) real property acquired through foreclosure or deed in lieu of foreclosure and (ii) real property used for its headquarters or banking operations. Schedule 3.13(b) sets forth an accurate and complete list of the branch office and operations locations operated by JAXB and its Subsidiaries as of the date of this Agreement.

3.14        Litigation; Orders.

(a)        Except as set forth on Schedule 3.14(a), there is no material Proceeding pending or, to JAXB’s Knowledge, threatened either (i) against JAXB or any of its Subsidiaries, or to which any assets, interest or right of any of them may be subject, or (ii) seeking to prevent, alter or delay any of the transactions contemplated by this Agreement or the Bank Merger Agreement.

(b)        Except as set forth on Schedule 3.14(b), there is no Order either (i) outstanding against JAXB or any of its Subsidiaries, or to which any assets, interest or right of any of them may be subject, or (ii) seeking to prevent, alter or delay any of the transactions contemplated by this Agreement or the Bank Merger Agreement.

(c)        To JAXB’s Knowledge, no event has occurred or circumstance exists that would reasonably be expected to give rise to or serve as a basis for the commencement of any material Proceeding against JAXB or any of its Subsidiaries.

3.15        Compliance.

(a)        JAXB and each of its Subsidiaries are in compliance in all material respects with all Applicable Laws and Orders, including all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. JAXB and each of its Subsidiaries have all Permits of, and have made all required filings, applications and registrations with, all applicable Governmental Authorities necessary to permit it to carry on its business in all material respects as presently conducted.

(b)        Neither JAXB nor any of its Subsidiaries is in default under or in violation of any term or provision of its Charter Documents or any material Permit which it holds.

(c)        JAXB has implemented one or more formal codes addressing each of ethics, personal trading policies, conflicts of interest policies, customer privacy policies, anti-money laundering policies and other material policies as may be required by any Applicable Law for itself and its Subsidiaries, and a complete and correct copy of each such policy has been made available to ABCB. Such policies comply in all material respects with the requirements of any Laws applicable thereto.

3.16        Loans.

(a)        Each loan, revolving credit facility, letter of credit or other extension of credit (including guarantees) or commitment to extend credit originated or acquired by JAXB and its Subsidiaries (collectively, “Loans”) (i) complies in all material respects with Applicable Laws, (ii) has been made, entered into or acquired by JAXB or one of its Subsidiaries in accordance with customary board of director-approved loan policies, (iii) is evidenced by promissory notes or other evidences of indebtedness, which are true, genuine and correct in all material respects, and which, together with all security agreements and guarantees, constitute a valid and legally binding obligation of the obligor named therein, and as applicable, JAXB or one of its Subsidiaries and are enforceable in accordance with their terms, (iv) is in full force and effect and (v) to JAXB’s Knowledge, is not subject to any offset, recoupment, adjustment or any other valid or cognizable claim or defense by the applicable borrower; provided, however, that the enforcement of each of the immediately preceding clauses (iii) and (iv) may be limited by Applicable Laws related to safety and soundness of insured depository institutions as set forth in 12 U.S.C. §1818(b), the appointment of a conservator or receiver, bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles. None of the rights or remedies under the documentation relating to the Loans has in any material respect been amended, modified, waived, subordinated or otherwise altered by JAXB, except as evidenced by a written instrument which is a part of the file with respect to such Loans made available to ABCB and was entered into by JAXB in good faith and in its ordinary course of business.

(b)        JAXB has previously disclosed a complete and correct list of all Loans that, as of the Interim Balance Sheet Date, (i) are contractually past due ninety (90) days or more in the payment of principal or interest, (ii) are on nonaccrual status or (iii) are classified as “Watch List,” “Special Mention,” “Substandard,” “Doubtful” or “Loss” (or words of similar import), together with the principal amount of each such Loan and the identity of the obligor thereunder. Schedule 3.16(b) sets forth a complete list of other real estate owned, acquired by foreclosure or by deed in-lieu thereof and owned by JAXB or its Subsidiaries as of the Interim Balance Sheet Date, including the book value thereof. True, correct and complete copies of the currently effective lending policies and practices of JAXB and each of its Subsidiaries have been made available to ABCB.

(c)        (i) Each outstanding Loan (including Loans held for resale or previously sold to investors) has been solicited and originated and is administered and, where applicable, serviced, and the relevant files are being maintained, in accordance with the relevant loan documents JAXB’s underwriting and servicing standards (and, in the case of Loans held for resale or previously sold to investors, the underwriting standards, if any, of the applicable investors) and with Applicable Laws and applicable requirements of any government-sponsored enterprise program in all material respects, and (ii) JAXB and its Subsidiaries have properly fulfilled their contractual responsibilities and duties with respect to any Loan in which they act as the lead lender or servicer.

(d)        None of the agreements pursuant to which JAXB or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein, other than repurchase obligations arising upon breach of representations and warranties, covenants and other obligations of JAXB or its Subsidiaries, as applicable.

(e)        As to each Loan that is secured, whether in whole or in part, by a guaranty of the United States Small Business Administration or any other Governmental Authority, such guaranty is in full force and effect, and to JAXB’s Knowledge, will remain in full force and effect following the Closing Date, in each case, without any further action by JAXB or any of its Subsidiaries subject to the fulfillment of their obligations under the Small Business Administration Agreement that arise after the date hereof.

(f)        Schedule 3.16(f) sets forth a complete and correct list of all Loans by JAXB and its Subsidiaries to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of JAXB or any of its Subsidiaries. There are no Loans to any employee, officer, director or other Affiliate of JAXB on which the borrower is paying a rate other than that reflected in the note or the relevant credit agreement. All such Loans are and were made in compliance in all material respects with all Applicable Laws. Each Loan disclosed on Schedule 3.16(f) has been made in the ordinary course of business, and on the same terms, including interest rate and collateral, as those prevailing at the time for comparable arms’-length transactions, and did not involve more than the normal risk of collectability or present other unfavorable features.

3.17        CRA Compliance. Each of JAXB and Jacksonville Bank is Well-Capitalized, and Jacksonville Bank’s most recent examination rating under the Federal Community Reinvestment Act, as amended (“CRA”), was “satisfactory” or better. To JAXB’s Knowledge, there is no fact or circumstance or set of facts or circumstances which would be reasonably likely to cause JAXB or Jacksonville Bank to receive any notice of non-compliance with such provisions of the CRA or cause Jacksonville Bank’s CRA rating to decrease below the “satisfactory” level.

3.18        Investment Portfolio. All investment securities held by JAXB or its Subsidiaries, as reflected in the financial statements included in the JAXB SEC Filings, are in all material respects carried in accordance with GAAP and in a manner consistent with the applicable guidelines issued by the JAXB Regulatory Agencies. Each of JAXB and its Subsidiaries has good, valid and marketable title to all securities held by it, except securities sold under repurchase agreements or held in any fiduciary or agency capacity, free and clear of any Lien, except as set forth in the financial statements included in the JAXB SEC Filings and except to the extent any such securities are pledged in the ordinary course of business consistent with prudent banking practices to secure obligations of JAXB or its Subsidiaries.

3.19        Interest Rate Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of JAXB, any of its Subsidiaries or for the account of a customer of JAXB or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of JAXB or one of its Subsidiaries enforceable in accordance with their terms except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies, and are in full force and effect. JAXB and each of its Subsidiaries have duly performed all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to JAXB’s knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.20        Intellectual Property. JAXB and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. To JAXB’s Knowledge, the use of any Intellectual Property by JAXB and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any Person and is in accordance with any applicable license pursuant to which JAXB or any JAXB Subsidiary acquired the right to use any Intellectual Property, and no Person has asserted in writing to JAXB that JAXB or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such Person. To JAXB’s Knowledge, no Person is challenging, infringing on or otherwise violating any right of JAXB or any of its Subsidiaries with respect to any Intellectual Property owned by or licensed to JAXB or its Subsidiaries. Neither JAXB nor any JAXB Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by JAXB or any JAXB Subsidiary, and JAXB and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by JAXB and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person; writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

3.21        Environmental Matters.

(a)        Except as set forth on Schedule 3.21, (i) no notice, notification, demand, request for information, citation, summons or order has been received by JAXB or any of its Subsidiaries, no complaint has been filed against JAXB or any of its Subsidiaries, no penalty has been assessed against JAXB or any of its Subsidiaries, and no investigation, action, claim or suit is pending or, to JAXB’s Knowledge, threatened against JAXB or any of its Subsidiaries by any Governmental Authority or other Person, in each case relating to or arising out of any Environmental Law, (ii) JAXB, each of its Subsidiaries are in compliance in all material respects with all Environmental Laws and all Permits relating to Environmental Law matters, (iii) neither JAXB nor any of its Subsidiaries is conducting or paying for any response or corrective action under any Environmental Law at any location and (iv) neither JAXB nor any of its Subsidiaries is party to any Order that imposes any obligations under any Environmental Law.

(b)        To JAXB’s Knowledge, there has been no release of any Hazardous Substance by JAXB or any of its Subsidiaries in any manner that has given or would reasonably be expected to give rise to any unpaid remedial obligation, corrective action requirement or liability under applicable Environmental Laws.

(c)        To JAXB’s Knowledge, no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, from any current or former properties or facilities while owned or operated by JAXB or any of its Subsidiaries, and, to JAXB’s Knowledge, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to JAXB or any of its Subsidiaries under any Environmental Law.

3.22        Material Contracts. Except for the Contracts set forth on the “Exhibit Index” included in JAXB’s Form 10-K for the year ended December 31, 2014 or the JAXB SEC Filings subsequently filed or on Schedule 3.22, as of the date of this Agreement, neither JAXB nor any of its Subsidiaries, nor any of their respective assets, properties, businesses or operations, is a party to, bound or affected by, or receives benefits under any JAXB Material Contract. All JAXB Material Contracts are valid and binding agreements of JAXB or its Subsidiaries, as applicable, and are in full force and effect and are enforceable in accordance with their terms except as such enforceability may be limited by laws related to safety and soundness of insured depository institutions as set forth in 12 U.S.C. §1818(b), the appointment of a conservator or receiver, bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws, rules or regulations affecting creditors’ rights and remedies generally and general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Neither JAXB nor its Subsidiaries is in material violation or breach of or material default under any JAXB Material Contract. To JAXB’s Knowledge, no third party is in violation or breach of or default under any JAXB Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default.

3.23        Employee Benefit Matters.

(a)        Schedule 3.23(a) sets forth a true and complete list of each JAXB Employee Benefit Plan and the participants therein. Only employees and directors and former employees and directors (and their eligible dependents) of JAXB and its Subsidiaries participate in the JAXB Employee Benefit Plans. Neither JAXB nor any of its Subsidiaries has been notified that any JAXB Employee Benefit Plan is undergoing an audit or is subject to an investigation by any of the IRS, the United States Department of Labor (the “DOL”) or any other Governmental Authority.

(b)        With respect to each JAXB Employee Benefit Plan, complete and correct copies of the following documents have been made available to ABCB: (i) the most recent plan documents or written agreements thereof, and all amendments thereto and all related trust or other funding vehicles (including contracts with service providers and insurers) with respect to each such JAXB Employee Benefit Plan and, in the case of any JAXB Employee Benefit Plan that is not in written form, a written description of all material aspects of such plan; (ii) the most recent summary plan description, and all related summaries of material modifications thereto, if applicable; (iii) Forms 5500 (including schedules and attachments), financial statements and actuarial reports for the past three (3) years, if applicable; (iv) the most recent IRS determination letter or opinion letter and any pending application with respect to each such JAXB Employee Benefit Plan which is intended to qualify under Section 401(a) of the Code; and (v) all correspondence to and from the IRS, the DOL or any other Governmental Agency within the past three (3) years relating to any JAXB Employee Benefit Plan (other than the documentation provided under the immediately preceding clauses (iii) and (iv)).

(c)        Except as set forth in Schedule 3.23(c), with respect to each JAXB Employee Benefit Plan, (i) such JAXB Employee Benefit Plan has been administered in all material respects in compliance with its terms and with all Applicable Laws, including ERISA, the Code, the Health Insurance Portability and Accountability Act and the Patient Protection and Affordable Care Act, and any regulations or rules promulgated thereunder, (ii) no Proceedings are pending, or to JAXB’s Knowledge, threatened, (iii) all premiums, contributions or other payments required to have been made by Applicable Law or under the terms of any such JAXB Employee Benefit Plan or any Contract relating thereto have been made, (iv) all material reports, returns and similar documents required to be filed with any Governmental Authority or distributed to any plan participant have been duly filed or distributed and (v) no non-exempt “prohibited transaction” or “reportable event” has occurred within the meaning of the applicable provisions of ERISA or the Code.

(d)        With respect to each JAXB Employee Benefit Plan intended to qualify under Section 401(a) of the Code, the IRS has issued a favorable determination letter or opinion letter or advisory letter upon which JAXB is entitled to rely under IRS pronouncements, no such determination letter, opinion letter or advisory letter has been revoked nor, to JAXB’s Knowledge, has revocation been threatened, and no circumstance exists that would reasonably be expected to result in the loss of such qualification.

(e)        No JAXB Employee Benefit Plan is subject to the laws of any jurisdiction outside the United States.

(f)        Except as set forth in Schedule 3.23(f), neither JAXB nor any JAXB Employee Benefit Plan provides (or will provide) health or other welfare benefits to one or more former employees, officers, directors or other individuals (including dependents of any of the foregoing) other than benefits that are required to be provided pursuant to the applicable requirements of COBRA. JAXB has at all times complied with COBRA in all material respects and has maintained adequate records to evidence such compliance.

(g)        No JAXB Employee Benefit Plan is, and neither JAXB nor any Affiliate maintains or contributes to, or has at any time maintained or contributed to, or has any liability, whether actual or contingent, under a plan subject to Section 302 or Title IV of ERISA or to Section 412 of the Code. No JAXB Employee Benefit Plan is or was at any time a multiemployer plan, as defined in Section 3(37) of ERISA, and neither JAXB nor any Affiliate has ever contributed to, or had an obligation to contribute to, or incurred any liability with respect to, any such multiemployer plan.

(h)        Schedule 3.23(h) sets forth a complete list of all severance and termination benefits with respect to which JAXB or any of its Subsidiaries has or will have any liability, under any JAXB Employee Benefit Plan or other employment agreement, severance agreement, program, practice or arrangement.

(i)        Except as set forth on Schedule 3.23(i), neither the execution and delivery of this Agreement or the Bank Merger Agreement nor the consummation of the transactions contemplated by this Agreement or the Bank Merger Agreement will (whether alone or in conjunction with any other event) (i) require the funding (whether on a formal or informal basis) of the benefits under any JAXB Employee Benefit Plan, (ii) increase the amount of any compensation, equity award or other benefits otherwise payable by JAXB or any of its Subsidiaries under any JAXB Employee Benefit Plan or (iii) result in the acceleration of the time of payment or vesting of any compensation, equity award or other benefit under any JAXB Employee Benefit Plan.

(j)        No participants in any JAXB Employee Benefit Plan participate in such plan pursuant to the terms of a collective bargaining agreement.

(k)        Except as set forth in Schedule 3.23(k), the 401(k) Plan is not funded with and does not allow for payments, investments or distributions in any employer security of JAXB or any Affiliate (including employer securities as defined in Section 407(d)(1) of ERISA), or employer real property as defined in Section 407(d)(2) of ERISA.

(l)        Except as set forth in Schedule 3.23(l), no reportable event within the meaning of Section 4043 of ERISA, and no event described in Section 4062 or 4063 of ERISA, has occurred in connection with any JAXB Employee Benefit Plan, and neither JAXB nor to JAXB’s Knowledge any Affiliate has engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA.

(m)        Except as set forth on Schedule 3.23(m), neither JAXB nor any of its Subsidiaries is a party to, or is otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state or local Law relating to Tax). Each JAXB Employee Benefit Plan that is a “nonqualified deferred compensation plan” within in the meaning of Section 409A of the Code has been operated in material documentary and operational compliance with Section 409A of the Code and the Treasury Regulations and other guidance promulgated thereunder.

3.24        Labor Relations (Employment Matters).

(a)        There is no labor strike, dispute, slowdown, stoppage or lockout actually pending or, to JAXB’s Knowledge, threatened against or affecting JAXB or any of its Subsidiaries. Neither JAXB nor any of its Subsidiaries is a party to any collective bargaining agreements or similar labor agreements and, to JAXB’s Knowledge, there are no organizing efforts by any union or other group seeking to represent any employees of JAXB or any of its Subsidiaries. JAXB and each of its Subsidiaries is, and has at all relevant times been, in compliance in all material respects with all Applicable Laws respecting employment and employment practices, terms and conditions of employment, equal opportunity, nondiscrimination, immigration, labor, wages, hours of work and occupational safety and health, and is not engaged in any unfair labor practices defined in the National Labor Relations Act or other Applicable Law. Neither JAXB nor any of its Subsidiaries has received any written notice that any Governmental Authority responsible for the enforcement of labor or employment laws, rules or regulations intends to conduct an investigation with respect to or relating to JAXB and its Subsidiaries and, to JAXB’s Knowledge, no such investigation is in progress.

(b)        Since the Balance Sheet Date, JAXB has not effectuated a “mass layoff” or “plant closing” as defined in the WARN Act affecting any site of employment or facility of JAXB or its Subsidiaries.

(c)        Except as set forth on Schedule 3.24(c), JAXB is not a party to any Contract with respect to the employment of any officer, director, employee or consultant that is not terminable at will and without any penalty or other severance or obligation.

(d)        Except as set forth on Schedule 3.24(d), to JAXB’s Knowledge, there are no non-solicitation, non-competition, non-disclosure or non-interference agreements between any current employees of JAXB or any of its Subsidiaries and any third party.

(e)        JAXB and each of its Subsidiaries have made all required payments due to employees and to its respective unemployment compensation reserve accounts with the appropriate Governmental Authorities of the jurisdictions where either JAXB or the respective Subsidiary is required to maintain such accounts.

3.25        Related Party Transactions. Except as set forth on Schedule 3.25, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between JAXB or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of JAXB or any of its Subsidiaries or any Person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding JAXB Common Stock (or any of such Person’s immediate family members or Affiliates) (other than Subsidiaries of JAXB), on the other, except those of a type available to employees of JAXB or its Subsidiaries generally.

3.26        Insurance. Each of JAXB and its Subsidiaries are insured against such risks and in such amounts as are adequate and as the management of JAXB reasonably has determined to be prudent with respect to their businesses, properties and assets. All insurance policies with respect to the business and assets of JAXB are in full force and effect, all premiums due and payable thereon have been paid, JAXB and its Affiliates have not received notice to the effect that any of them are in default under any such insurance policy, and all claims have been filed in a timely fashion. To JAXB’s Knowledge, there is no claim pending under any such policies with respect to JAXB or any of its Subsidiaries as to which coverage has been denied or disputed by the underwriters of such policies.

3.27        Brokers. Except for Hovde Group, LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the Bank Merger Agreement based upon arrangements made by or on behalf of JAXB or its Subsidiaries.

3.28        JAXB Information. True and complete copies of all documents listed in the JAXB Disclosure Schedule have been made available or provided to ABCB. Except for the minutes and actions related to the process leading to this Agreement and the transactions contemplated hereunder, which have not yet been prepared, approved, executed or placed in JAXB’s corporate minute books, the corporate minute books, the books of account, stock record books and other financial and corporate records of JAXB and each of its Subsidiaries, all of which have been made available to ABCB, are complete and correct in all material respects.

3.29        Information Supplied. None of the information supplied or to be supplied by JAXB for inclusion or incorporation by reference in (i) the Proxy Statement/Prospectus, on the date it (or any amendment or supplement thereto) is first mailed to the JAXB Shareholders or at the time of the JAXB Shareholders’ Meeting, (ii) the Registration Statement, when it or any amendment thereto becomes effective under the Securities Act, or (iii) the documents and financial statements of JAXB incorporated by reference in the Proxy Statement/Prospectus, the Registration Statement or any amendment or supplement thereto, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by JAXB with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of ABCB or its Subsidiaries for inclusion in the Proxy Statement/Prospectus or the Registration Statement.

3.30        Fairness Opinion. The board of directors of JAXB has received the opinion of Hovde Group, LLC, dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration pursuant to this Agreement is fair, from a financial point of view, to the holders of JAXB Common Stock.

3.31        No Other Representations or Warranties.

(a)        Except for the representations and warranties made by JAXB in this Article III, neither JAXB nor any other Person makes any express or implied representation or warranty with respect to JAXB, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and JAXB hereby disclaims any such other representations or warranties.

(b)        JAXB acknowledges and agrees that neither ABCB nor any other Person has made or is making any express or implied representation or warranty other than those contained in Article IV.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF ABCB

Except (i) as disclosed in the disclosure schedule delivered by ABCB to JAXB concurrently herewith (the “ABCB Disclosure Schedule”) or (ii) as disclosed in any ABCB SEC Filings filed by ABCB since January 1, 2014, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), ABCB hereby represents and warrants to JAXB as follows:

4.1         Organization.

(a)        ABCB is a Georgia corporation (i) duly organized, validly existing and in good standing under the Laws of the State of Georgia, (ii) which is a bank holding company duly registered under the BHCA, (iii) with all requisite power (corporate or otherwise) and authority to own and operate its properties and to carry on its business as presently conducted and (iv) duly qualified and in good standing as a foreign corporation authorized to do business in each jurisdiction in which the nature of its activities or the character of the properties it owns or leases make such qualification necessary, except in such cases where the lack of said authorization or qualification has not had and would not reasonably be expected to have a Material Adverse Effect on ABCB. True, complete and correct copies of the Charter Documents of ABCB, as in effect as of the date of this Agreement, have previously been made available to JAXB.

(b)        Each Subsidiary of ABCB is (i) duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation, as applicable, (ii) with all requisite power and authority to own and operate its properties and to carry on its business as presently conducted and (iii) duly qualified and in good standing in each jurisdiction in which the nature of its activities or the character of the properties it owns or leases make such qualification necessary, except in such cases where the lack of said authorization or qualification has not had and would not reasonably be expected to have a Material Adverse Effect on ABCB.

4.2         Authority; Binding Nature. Each of ABCB and, to the extent applicable, its Subsidiaries has all requisite power and authority to enter into this Agreement and the Bank Merger Agreement and to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement by ABCB and of the Bank Merger Agreement by Ameris Bank, and the consummation of the transactions contemplated hereby and thereby has been duly authorized by all necessary action on the part of each of ABCB and, to the extent applicable, its Subsidiaries and no other corporate proceedings on the part of ABCB or such Subsidiaries are necessary to authorize the execution and delivery of this Agreement and the Bank Merger Agreement and the transactions contemplated hereby and thereby. This Agreement has been, and the Bank Merger Agreement will be, duly executed and delivered by ABCB and Ameris Bank, as applicable, and constitutes or, in the case of the Bank Merger Agreement, will constitute (in each case assuming due authorization, execution and delivery by JAXB and Jacksonville Bank, as applicable) the legal, valid and binding obligations of ABCB and Ameris Bank enforceable against ABCB and Ameris Bank, as applicable, in accordance with its terms, subject to the effect of any Applicable Laws related to safety and soundness of insured depository institutions as set forth in 12 U.S.C. § 1818(b), the appointment of a conservator or receiver, bankruptcy, reorganization, insolvency, fraudulent transfer, moratorium, restructuring or similar Laws affecting creditors’ rights and remedies generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity.

4.3         No Conflicts. The execution, delivery and performance of this Agreement by ABCB and of the Bank Merger Agreement by Ameris Bank, and the consummation of the transactions contemplated hereby and thereby by ABCB and its Subsidiaries, including the Merger and the Bank Merger, do not and will not (i) conflict with, or result in a breach of or default under, any terms or conditions of the Charter Documents of ABCB or any of its Subsidiaries, or (ii) assuming that the consents and approvals referred to in Section 4.4 hereof are duly obtained, (A) conflict with or violate in any material respect any Applicable Law as to ABCB or any of its Subsidiaries, (B) result in any material breach of, or constitute a material default (or event which with the giving of notice or lapse of time, or both, would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation pursuant to any Contract set forth on the “Exhibit Index” included in ABCB’s Form 10-K for the year ended December 31, 2014 or the ABCB SEC filings subsequently filed or (C) result in the creation or imposition of any Lien on any of the assets of ABCB or any of its Subsidiaries.

4.4         Consents and Approvals. Other than (i) the Regulatory Approvals, (ii) the execution, delivery and performance of this Agreement and (iii) such other filings, authorizations, consents, notices or approvals as may be set forth on Schedule 4.4, no consents, approvals, authorizations or other actions by, or filings with or notifications to, any Person or any Governmental Authority on the part of ABCB or any of its Subsidiaries is required in connection with the execution, delivery and performance of this Agreement by ABCB or by Ameris Bank of the Bank Merger Agreement, and the consummation of the transactions contemplated hereby and thereby.

4.5         Regulatory Matters. ABCB and each of its Subsidiaries has timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2013 with, as applicable, (i) the Federal Reserve Board, (ii) the FDIC, (iii) the GDBF and any predecessor agency and (iv) any other applicable bank regulatory agencies (collectively, the “ABCB Regulatory Agencies” and, together with the JAXB Regulatory Agencies, the “Regulatory Agencies”), and any other applicable Governmental Authority, and has paid all applicable fees, premiums and assessments due and payable thereto. Each such report, registration and statement, including financial statements, exhibits and schedules thereto, complied, in all material respects, with Applicable Law. To ABCB’s Knowledge, no ABCB Regulatory Agency or other Governmental Authority has initiated or has pending any formal enforcement action regarding or relating to ABCB or any of its Subsidiaries. There is no material unresolved written violation, criticism, comment or exception by any ABCB Regulatory Agency or other Governmental Authority relating to ABCB or any of its Subsidiaries. ABCB is not aware of any reason why it or any of its Subsidiaries would not receive all required Regulatory Approvals on a timely basis without undue delay and without the imposition of any Materially Burdensome Regulatory Condition as described in the proviso to Section 5.3(a)(i).

4.6         Capitalization.

(a)        The authorized capital stock of ABCB consists only of (i) 100,000,000 shares of ABCB Common Stock, of which 32,196,117 shares were issued and outstanding as of the last trading day immediately prior to date of this Agreement (the “ABCB Capitalization Date”), and 1,413,777 of which were held in treasury as of the ABCB Capitalization Date, and (ii) 5,000,000 shares of preferred stock, none of which were issued and outstanding as of the ABCB Capitalization Date. Such shares constitute all of the issued and outstanding shares of ABCB Common Stock as of the ABCB Capitalization Date. All of the issued and outstanding shares of ABCB Common Stock and shares of ABCB’s preferred stock have been duly authorized, validly issued and are fully paid and nonassessable. None of such shares have been issued or disposed of in violation of any preemptive rights of any Person. The ABCB Common Stock to be issued in exchange for JAXB Common Stock in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any preemptive rights. As of the date hereof, there are, and as of the Effective Time there will be, sufficient authorized and unissued shares of ABCB Common Stock to enable ABCB to issue the Merger Consideration as contemplated in this Agreement.

(b)        All of the issued and outstanding shares of capital stock of Ameris Bank are, on the date of this Agreement, and on the Closing Date will be, held by ABCB.

(c)        Except as disclosed in Schedule 4.6(c), as of the ABCB Capitalization Date, there are no outstanding rights, plans, options, warrants, calls, conversion rights or any agreements, arrangements or commitments of any kind or character (either firm or conditional) obligating ABCB or any of its Affiliates to issue, deliver or sell, or cause to be delivered or sold, any capital stock of ABCB or its Subsidiaries, or any securities exchangeable for or convertible into the capital stock of ABCB or its Subsidiaries. As of the ABCB Capitalization Date, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the holders of capital stock may vote have been issued by ABCB and are outstanding.

4.7         Deposits. The deposit accounts of Ameris Bank are insured by the FDIC to the fullest extent permitted by Applicable Law, and all premiums and assessments required to be paid in connection therewith have been duly, timely and fully paid. No proceedings for the revocation or termination of such deposit insurance are pending or, to ABCB’s Knowledge, threatened.

4.8         ABCB SEC Filings. ABCB has filed (or furnished) all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed (or furnished) with the SEC by it under Section 5 of the Securities Act or Sections 13(a), 14 or 15(d) of the Exchange Act, as the case may be, from and after January 1, 2013 (collectively, the “ABCB SEC Filings”). Each ABCB SEC Filing, as amended or supplemented if applicable, (i) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

4.9         Financial Statements.

(a)        The financial statements of ABCB and its Subsidiaries included (or incorporated by reference) in the ABCB SEC Filings, including the related notes, where applicable, (i) have been prepared from, and are in accordance with, the books and records of ABCB and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of ABCB and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto (the “ABCB Financial Statements”). As of the date hereof, the books and records of ABCB and its Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, Crowe Horwath LLP has not resigned (or informed ABCB that it intends to resign) or been dismissed as independent public accountants of ABCB as a result of or in connection with any disagreements with ABCB on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)        Except as would not reasonably be expected to be, individually or in the aggregate, material to ABCB and its Subsidiaries, taken as a whole, neither ABCB nor any of its Subsidiaries has incurred any liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of ABCB included in its Quarterly Report on Form 10-Q for the fiscal quarter ended the Interim Balance Sheet Date (including any notes thereto), (ii) liabilities or obligations incurred in the ordinary course of business consistent in nature and amount with past practice since the Interim Balance Sheet Date or (iii) liabilities or obligations incurred in connection with this Agreement and the transactions contemplated hereby.

(c)        The records, systems, controls, data and information of ABCB and its Subsidiaries are in all material respects recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of ABCB or its Subsidiaries or accountants (including all means of access thereto and therefrom). ABCB (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to ABCB, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of ABCB by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to ABCB’s outside auditors and the audit committee of ABCB’s board of directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect ABCB’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in ABCB’s internal controls over financial reporting. There is no reason to believe that ABCB’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

4.10        Ordinary Course; Lack of Material Adverse Change. From the Balance Sheet Date, except as reflected in the ABCB SEC Filings or on Schedule 4.10 or as contemplated by this Agreement, there has not been (i) any Material Adverse Change in ABCB or any event, change, occurrence, effect or development that would reasonably be expected to have a Material Adverse Effect on ABCB or (ii) any action taken by ABCB or any of its Subsidiaries during the period from the Balance Sheet Date through the date of this Agreement that would have required JAXB’s consent if ABCB had been subject to Section 5.2 at such time.

4.11        Reorganization. Neither ABCB nor any of its Subsidiaries has taken any action, nor are they aware of any fact or circumstance, that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.12        Litigation; Orders.

(a)        Except as set forth on Schedule 4.12(a), there is no material Proceeding pending or, to ABCB’s Knowledge, threatened either (i) against ABCB or any of its Subsidiaries, or to which any assets, interest or right of any of them may be subject, or (ii) seeking to prevent, alter or delay any of the transactions contemplated by this Agreement or by the Bank Merger Agreement.

(b)        Except as set forth on Schedule 4.12(b), there is no Order either (i) outstanding against ABCB or any of its Subsidiaries or (ii) seeking to prevent, alter or delay any of the transactions contemplated by this Agreement or by the Bank Merger Agreement.

(c)        To ABCB’s Knowledge, no event has occurred or circumstance exists that would reasonably be expected to give rise to or serve as a basis for the commencement of any material Proceeding against ABCB or any of its Subsidiaries.

4.13        Compliance.

(a)        ABCB and each of its Subsidiaries are in compliance in all material respects with all Applicable Laws and Orders, including all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. ABCB and each of its Subsidiaries have all Permits of, and have made all required filings, applications and registrations with, all applicable Governmental Authorities necessary to permit it to carry on its business in all material respects as presently conducted.

(b)        Neither ABCB nor any of its Subsidiaries is in default under or in violation of any term or provision of (i) its Charter Documents or (ii) any material Permit which it holds.

4.14        CRA Compliance. Each of ABCB and Ameris Bank is Well-Capitalized, and Ameris Bank’s most recent examination rating under the CRA was “satisfactory” or better. To ABCB’s Knowledge, there is no fact or circumstance or set of facts or circumstances which would be reasonably likely to cause ABCB or Ameris Bank to receive any notice of non-compliance with such provisions of the CRA or cause ABCB or Ameris Bank’s CRA rating to decrease below the “satisfactory” level.

4.15        Material Contracts. Neither ABCB nor any Subsidiary of ABCB is a party to any Contract or amendment thereto that would be required to be, and has not been, filed as an exhibit to the ABCB SEC Filings as of the date of this Agreement. With respect to any Contract or amendment thereto required to be filed as an exhibit to an ABCB SEC Filing, (i) the Contract is in full force and effect, (ii) neither ABCB nor any Subsidiary of ABCB is in material violation or breach of or material default thereunder and (iii) no other party to any such Contract is, to ABCB’s Knowledge, in violation or breach of or default thereunder.

4.16        Brokers. Except for Keefe, Bruyette & Woods, Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or by the Bank Merger Agreement based upon arrangements made by or on behalf of ABCB or its Subsidiaries.

4.17        Information Supplied. None of the information supplied or to be supplied by ABCB or its Subsidiaries for inclusion or incorporation by reference in (a) the Proxy Statement/Prospectus, on the date it (or any amendment or supplement thereto) is first mailed to the JAXB Shareholders or at the time of the JAXB Shareholders’ Meeting, (b) the Registration Statement, when it or any amendment thereto becomes effective under the Securities Act, or (c) the documents and financial statements of ABCB incorporated by reference in the Proxy Statement/Prospectus, the Registration Statement or any amendment or supplement thereto, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by ABCB with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of JAXB or its Subsidiaries for inclusion in the Proxy Statement/Prospectus or the Registration Statement. The Proxy Statement/Prospectus and Registration Statement will, when filed by ABCB in final form with the SEC, comply as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder.

4.18        No Other Representations or Warranties.

(a)        Except for the representations and warranties made by ABCB in this Article IV, neither ABCB nor any other Person makes any express or implied representation or warranty with respect to ABCB or its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and ABCB hereby disclaims any such other representations or warranties.

(b)        ABCB acknowledges and agrees that neither JAXB nor any other Person has made or is making any express or implied representation or warranty other than those contained in Article III.

ARTICLE V

covenants

5.1         Conduct of Business of JAXB. During the period from the date of this Agreement to the Closing Date, except (a) as otherwise expressly contemplated or permitted by this Agreement or the Bank Merger Agreement, (b) as required by any Governmental Authority or Applicable Law, (c) with the written consent of ABCB (which consent shall not be unreasonably withheld, conditioned or delayed), or (d) as set forth on Schedule 5.1, JAXB shall, and shall cause its Subsidiaries to, (x) maintain its existence under Applicable Law, (y) conduct its business and operations in the ordinary and usual course of business and in a manner consistent with prior practice and in accordance with Applicable Law, and (z) use commercially reasonable efforts to keep available the services of its current officers and employees and preserve the rights, franchises, goodwill and relations of its customers, clients and others with whom business relationships exist. Without limiting the foregoing, JAXB covenants and agrees that between the date of this Agreement and the Closing Date, without the prior written consent of ABCB (which consent shall not be unreasonably withheld, conditioned or delayed) or as expressly contemplated or permitted by this Agreement or the Bank Merger Agreement, or required by Applicable Law, it shall not, and shall cause its Subsidiaries not to, directly or indirectly:

(i)        amend its Charter Documents;

(ii)         adjust, split, combine or reclassify any shares of its capital stock or other equity interests or declare, set aside, make or pay any dividend or other distribution (whether in cash, shares, equity interests or property or any combination thereof) in respect of its capital stock or equity interests (other than to a wholly owned Subsidiary of JAXB), or redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any of its securities (except (A) dividends paid by any of the Subsidiaries of JAXB to JAXB or any of its wholly owned Subsidiaries, respectively, (B) regular distributions on JAXB’s outstanding Trust Preferred Securities or (C) the acceptance of shares of Voting Common Stock as payment for the exercise price of JAXB Stock Options or for withholding Taxes incurred in connection with the exercise of JAXB Stock Options or the vesting or settlement of JAXB Restricted Stock Unit Awards, in each case, that are outstanding on the date hereof and in accordance with past practice and the terms of the applicable award agreements);

(iii)        except pursuant to contracts or agreements in force at the date of this Agreement and disclosed to ABCB, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly owned Subsidiary of JAXB;

(iv)        sell, lease, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any Person (except for sales of properties or assets in the ordinary course of business consistent with past practice) or merge or consolidate with any Person;

(v)         (A) acquire direct or indirect control over any business or Person, whether by stock purchase, merger, consolidation or otherwise, or (B) make any other investment either by purchase of stock or equity securities, contributions to capital, property transfers or purchase of any property or assets of any other Person, except, in either instance, in connection with a foreclosure of collateral or conveyance of such collateral in lieu of foreclosure taken in connection with collection of a Loan in the ordinary course of business consistent with past practice and with respect to Loans made to third parties who are not Affiliates of JAXB;

(vi)        other than in the ordinary course of business, incur any indebtedness (excluding bank deposits) for borrowed money (other than indebtedness of JAXB or any of its wholly owned Subsidiaries to JAXB or any of its Subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(vii)       make any change to its accounting methods, principles or practices, except as required by GAAP or Applicable Law;

(viii)      except as required under any JAXB Employee Benefit Plan, (A) increase the compensation, severance, benefits, change of control payments or any other amounts payable, or pay or award, or commit to pay or award, any bonuses or incentive compensation, to its present or former officers, employees or directors, other than, in each case, nonmaterial increases in compensation or benefits for non-executive employees made in the ordinary course of business consistent with past practice and prorated bonuses with respect to that portion of the then-current fiscal year of JAXB ending at the Effective Time (the amount of which prorated bonuses would be, on an annualized basis, consistent with past practice), (B) establish, adopt, enter into, amend or terminate any collective bargaining agreement or JAXB Employee Benefit Plan, other than any amendments in the ordinary course of business consistent with past practice that do not materially increase the cost to JAXB, in the aggregate, of maintaining such JAXB Employee Benefit Plan, (C) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any such individual or (D) hire or terminate the employment of any employee of JAXB or its Subsidiaries having total annual compensation in excess of $100,000, other than termination for cause;

(ix)         (A) grant any stock appreciation rights, options, restricted stock, restricted stock units, awards based on the value of JAXB’s capital stock or other equity-based compensation or grant to any Person any right to acquire any shares of its capital stock, (B) issue or commit to issue any additional shares of capital stock of JAXB, other than the issuance of shares of Voting Common Stock upon the exercise of any JAXB Stock Options or the vesting and settlement of any JAXB Restricted Stock Unit Awards, in each case, that are outstanding on the date hereof and in accordance with the terms of the applicable award agreement, (C) issue, sell, lease, transfer, mortgage, encumber or otherwise dispose of any capital stock in any of JAXB’s Subsidiaries or (D) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock;

(x)         make or change any Tax election, settle or compromise any Tax liability, fail to file any Tax Return when due (taking extensions into account), enter into any closing agreement, file any amended Tax Return or surrender any right to claim a Tax refund, offset or other reduction in Tax liability;

(xi)         fail to use commercially reasonable efforts to maintain existing insurance policies or comparable replacement policies to the extent available for a reasonable cost;

(xii)        enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate or fee pricing with respect to depository accounts, hedging and other material banking and operating policies or practices;

(xiii)       file any application to establish, or to relocate or terminate the operations of, any banking office;

(xiv)       make, or commit to make, any capital expenditures in excess of $250,000 in the aggregate;

(xv)        except for transactions in the ordinary course of business, terminate, amend or waive any material provision of, any JAXB Material Contract, or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms with respect to JAXB, or enter into any contract that would constitute a JAXB Material Contract if it were in effect on the date of this Agreement;

(xvi)      (A) settle any claim, action or proceeding other than claims, actions or proceedings in the ordinary course of business consistent with past practice involving solely money damages not in excess of $250,000 in the aggregate, or waive, compromise, assign, cancel or release any material rights or claims or (B) agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations;

(xvii)      materially restructure or materially change its investment securities portfolio, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(xviii )    change in any material respect its credit policies and collateral eligibility requirements and standards;

(xix)       adopt a plan of complete or partial liquidation or dissolution;

(xx)         take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(xxi)        agree to take, make any commitments to take, or adopt any resolutions of the board of directors or shareholders in support of, any of the actions prohibited by this Section 5.1;

(xxii)      take or fail to take any action that would reasonably be expected to cause the representations and warranties made in Article III to be inaccurate in any material respect at the time of the Closing or preclude JAXB from making such representations and warranties at the time of the Closing;

(xxiii)     take any action that is intended to or would reasonably be likely to result in any of the conditions set forth in Article VI not being satisfied or prevent or materially delay the consummation of the transactions contemplated hereby or by the Bank Merger Agreement; or

(xxiv)     take any action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of JAXB or its Subsidiaries to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby or by the Bank Merger Agreement or to perform its covenants and agreements under this Agreement or the Bank Merger Agreement or to consummate the transactions contemplated hereby or thereby.

5.2         Conduct of Business of ABCB. During the period from the date of this Agreement to the Closing Date, except (a) as otherwise expressly contemplated or permitted by this Agreement or the Bank Merger Agreement, (b) as required by any Governmental Authority or Applicable Law or (c) with the written consent of JAXB (which consent shall not be unreasonably withheld, conditioned or delayed), ABCB shall not, and shall cause its Subsidiaries not to, directly or indirectly:

(i)           amend its Charter Documents in a manner that would materially and adversely affect the economic benefits of the Merger to the holders of JAXB Common Stock;

(ii)          adopt a plan of complete or partial liquidation or dissolution;

(iii)         agree to take, make any commitments to take, or adopt any resolutions of the board of directors or shareholders in support of, any of the actions prohibited by this Section 5.2;

(iv)        take or fail to take any action that would reasonably be expected to cause the representations and warranties made in Article IV to be inaccurate in any material respect at the time of the Closing or preclude ABCB from making such representations and warranties at the time of the Closing;

(v)         take any action that is intended to or would reasonably be likely to result in any of the conditions set forth in Article VI not being satisfied or prevent or materially delay the consummation of the transactions contemplated hereby or by the Bank Merger Agreement;

(vi)        take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(vii)       take any action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of ABCB or its Subsidiaries to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby or by the Bank Merger Agreement or to perform its covenants and agreements under this Agreement or the Bank Merger Agreement or to consummate the transactions contemplated hereby or thereby.

5.3         Approvals and Filings.

(a)        Upon the terms and subject to the conditions set forth in this Agreement, each of JAXB and ABCB agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to fulfill all conditions applicable to such party and its respective Subsidiaries pursuant to this Agreement and the Bank Merger Agreement and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement and the Bank Merger Agreement, including (i) obtaining all Regulatory Approvals and all other necessary, proper or advisable actions or non-actions, waivers, consents, qualifications and approvals from Governmental Authorities and making all necessary, proper or advisable registrations, filings and notices and taking all steps as may be necessary to obtain an approval, waiver or exemption from any Governmental Authority; provided, however, that nothing contained herein shall be deemed to require ABCB, or require or permit JAXB, to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the permits, consents, approvals and authorizations of any Governmental Authority that would (A) reasonably be expected to result in ABCB or Ameris Bank becoming subject to any cease-and-desist order or other order, formal or informal enforcement action issued by, or written agreement, consent agreement, operating agreement, memorandum of understanding, commitment letter or similar undertaking with, or any request to adopt any board resolutions by, any Governmental Authority or (B) reasonably be expected to have a Material Adverse Effect on the Surviving Corporation and its Subsidiaries, taken as a whole, after giving effect to the Merger (including, for the avoidance of doubt, any determination by any Regulatory Agency or other Governmental Authority that the Bank Merger may not be consummated as contemplated herein or in a substantially similar manner immediately following the Effective Time or that any JAXB Regulatory Agreement will not terminate and be of no further force as of and following the consummation of the Bank Merger) (any of the foregoing matters in clauses (A) and (B), a “Materially Burdensome Regulatory Condition”); (ii) obtaining all necessary, proper or advisable consents, qualifications, approvals, waivers or exemptions from nongovernmental Persons; and (iii) executing and delivering any additional documents or instruments necessary, proper or advisable to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement or the Bank Merger Agreement.

(b)        Without limiting the generality of the foregoing, ABCB and JAXB shall each use, and shall cause their applicable Subsidiaries to use, reasonable best efforts to prepare and file any applications, notices and filings required in order to obtain the Regulatory Approvals within thirty (30) calendar days after the date of this Agreement. ABCB and JAXB shall each use, and shall each cause their applicable Subsidiaries to use, reasonable best efforts to obtain each such approval as promptly as reasonably practicable. The parties shall cooperate with each other in connection therewith (including the furnishing of any information and any reasonable undertaking or commitments that may be required to obtain the Regulatory Approvals). Each party will provide the other with copies of (i) any applications and all correspondence relating thereto prior to filing, other than material filed in connection therewith under a claim of confidentiality, and (ii) copies of correspondence from all Regulatory Authorities.

(c)        Subject to Applicable Law (including Applicable Law relating to the exchange of information), the parties shall advise each other within twenty-four (24) hours of receiving any communication from any Governmental Authority whose consent or approval is required for consummation of the transactions contemplated by this Agreement or by the Bank Merger Agreement that causes such party to believe that there is a reasonable likelihood that the Regulatory Approvals or any other consent or approval required hereunder will not be obtained or that the receipt of any such approval will be materially delayed.

5.4         Access; Integration of Data Processing; Confidentiality.

(a)        In order to facilitate the consummation of the transactions contemplated hereby and by the Bank Merger Agreement and the integration of the business and operations of JAXB and its Subsidiaries, subject to Section 5.4(c) and Applicable Laws relating to confidentiality and the exchange of information, JAXB shall permit ABCB and its Subsidiaries and their respective officers, employees, counsel, accountants and other authorized Representatives, access, throughout the period before the Closing Date, upon reasonable notice and at ABCB’s sole expense:

(i)        during customary business hours, to all books, papers and records relating to the assets, properties, operations, obligations and liabilities of JAXB and its Subsidiaries; provided, however, that JAXB shall not be required to take any action that would provide access to or to disclose information (x) where such access or disclosure would result in the waiver by it of the privilege protecting communications between it and any of its counsel or where such access or disclosure would contravene any Applicable Law or Order or binding agreement entered into prior to the date of this Agreement, or (y) relating to JAXB’s or its directors’, officers’, employees’, accountants’, counsels’, advisors’ (including investment bankers), agents’ or other representatives’ consideration of, or deliberations regarding, the transactions contemplated by this Agreement; provided, further, that in any such event in which the restrictions of clause (x) of this sentence apply, the parties shall attempt to make appropriate substitute disclosure arrangements; and

(ii)        during and, as reasonably required, outside of customary business hours, to telecommunications and electronic data processing systems, facilities and personnel of JAXB and its Subsidiaries for the purpose of performing conversion activities related to data processing integration.

ABCB shall use commercially reasonable efforts to minimize any interference with the regular business operations of JAXB and its Subsidiaries during any such access.

(b)        At the request of ABCB, during the period from the date of this Agreement to the Closing, JAXB shall, and shall cause its Subsidiaries and its and their respective officers and employees to, and shall make all reasonable efforts to cause their respective telecommunications and data processing service providers to (including by entering into customary confidentiality, non-disclosure and similar agreements with such service providers or ABCB), cooperate and assist ABCB in connection with preparation for an electronic and systematic conversion of all applicable data regarding JAXB and its Subsidiaries to ABCB and its Subsidiaries’ systems of telecommunications and electronic data processing; provided, however, that no such conversion shall occur until the Closing.

(c)        Each of ABCB and JAXB acknowledges and agrees that the Confidentiality Agreement remains in full force and effect and, in addition, covenants and agrees to keep confidential, in accordance with the provisions of the Confidentiality Agreement, information provided to them pursuant to this Agreement. If this Agreement is, for any reason, terminated prior to the Closing Date, the Confidentiality Agreement and the provisions of this Section 5.4(c) shall nonetheless continue in full force and effect.

5.5         Notification. JAXB, on the one hand, and ABCB, on the other, shall promptly (and in any event within three (3) Business Days after becoming aware of any such breach) notify the other party or parties in writing (i) if it believes that such party or parties have breached any representation, warranty, covenant or agreement contained in this Agreement or (ii) if it believes that any event shall have occurred that might reasonably be expected to result, individually or in the aggregate, in a failure of a condition set forth in Section 6.2 or Section 6.3 if continuing on the Closing Date.

5.6         Public Announcements. JAXB and ABCB shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated hereby or by the Bank Merger Agreement and shall not issue, and shall not permit any of their Subsidiaries to issue, any such press release or make any such public statement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that a party may, without the prior written consent of the other party, issue such press release or make such public statement or filing as may be required by Applicable Law or Order or any listing agreement with a national stock exchange or automated quotation system.

5.7         No Control of JAXB. Nothing contained in this Agreement or in the Bank Merger Agreement shall give ABCB or its Subsidiaries, directly or indirectly, the right to control or direct the operations of JAXB or Jacksonville Bank prior to the Closing Date.

5.8         Employee Benefit Matters.

(a)        As of the Closing Date, ABCB shall, or shall cause its applicable Subsidiary to, provide to each employee of JAXB or its Subsidiaries who, as decided by ABCB in its sole discretion, shall continue employment with the Surviving Corporation or any of its Subsidiaries following the Closing Date (a “Continuing Employee”) (i) base hourly wages or salaries, as applicable, and (ii) employee benefit plans, programs, policies and arrangements (excluding, however, all equity plans) that, are substantially comparable, in the aggregate, to the JAXB Employee Benefit Plans provided to each such Continuing Employee immediately prior to the Closing Date (but in no event greater than the base wages, salaries or employee benefits provided to ABCB’s similarly situated employees).

(b)        ABCB shall provide, or cause its applicable Subsidiary to provide, each employee of JAXB or its Subsidiaries who, as decided by ABCB in its sole discretion, does not continue employment with the Surviving Corporation or its Subsidiaries following the Closing Date (a “Discontinued Employee”) with severance benefits under the existing severance practices of ABCB or its Subsidiaries or pursuant to the terms of any employment agreement with JAXB or its Subsidiaries in existence as of the date hereof; provided, however, that for purposes of determining seniority as it relates to severance practices of ABCB or its Subsidiaries, such a Discontinued Employee shall be credited with his or her years of service with JAXB or its Subsidiary, as applicable; and provided, further, that such benefit payments shall be conditioned on execution of a release of claims in a form satisfactory to ABCB.

(c)        With respect to any ABCB Employee Benefit Plan in which any Continuing Employee becomes eligible to participate on or after the Closing Date, ABCB shall use commercially reasonable efforts to (i) waive all preexisting conditions, actively at work requirements, exclusion and waiting periods with respect to participation and coverage requirements under any such ABCB Employee Benefit Plan to the extent they were inapplicable to, or were satisfied under, any JAXB Employee Benefit Plan in which such Continuing Employee participated prior to the Closing Date and (ii) ensure that each Continuing Employee receives full credit (including eligibility to participate, vesting, vacation entitlement and severance benefits, but excluding benefit accrual under any defined benefit ABCB Employee Benefit Plan or any such credit that would result in a duplication of benefits) under each ABCB Employee Benefit Plan in which such Continuing Employee becomes or may become a participant for service with the Surviving Corporation (or any predecessor to the Surviving Corporation and its Affiliates), solely to the extent such service was credited under the JAXB Employee Benefit Plans. As of the Closing Date, ABCB shall, and shall cause its applicable Subsidiaries to, credit to Continuing Employees the amount of vacation time that such employees had accrued under any vacation policy or arrangement listed on Schedule 3.23(a) as of the Closing Date. With respect to each ABCB Employee Benefit Plan that is a health plan in which Continuing Employees participate after Closing, ABCB shall use commercially reasonable efforts to (A) cause to be waived any eligibility waiting period, any evidence of insurability requirement and the application of any pre-existing condition limitation under such plan to the extent such requirements or limitations were inapplicable to, or were satisfied under, any JAXB Employee Benefit Plan in which such Continuing Employee participated prior to the Closing Date and (B) cause each Continuing Employee to be given credit under such health plan with respect to the plan year in which the Closing Date occurs (“Closing Date Plan Year”) for amounts (such as deductibles and co-payments) paid under any similar JAXB Employee Benefit Plan by such Continuing Employee, with respect to the Closing Date Plan Year and for which verification is provided by the insurer or third-party administrator of such JAXB Employee Benefit Plan, as though such amounts had been paid in accordance with the terms and conditions of any applicable ABCB Employee Benefit Plan.

(d)        ABCB and JAXB acknowledge and agree that all provisions contained in this Section 5.8 are included for the sole benefit of ABCB and JAXB and nothing contained herein shall (i) be construed as an amendment to any JAXB Employee Benefit Plan or ABCB Employee Benefit Plan or the creation of any new employee benefit plan, (ii) create any third-party beneficiary or other rights in any other Person, including any employee or former employee of any of ABCB or JAXB or their respective Subsidiaries, or any dependent or beneficiary thereof, or (iii) otherwise obligate ABCB or any of its Affiliates to maintain any particular JAXB Employee Benefit Plan, ABCB Employee Benefit Plan or other employee benefit plan or retain the employment of any particular employee following the Closing Date. ABCB and JAXB further acknowledge and agree that JAXB and its Subsidiaries shall provide to ABCB all employee books and records relating to Continuing Employees no later than the Closing Date.

(e)        If requested by ABCB, JAXB shall terminate the 401(k) Plan immediately prior to the Closing by resolution adopted by the board of directors of JAXB, on terms acceptable to ABCB, and simultaneously amend the 401(k) Plan to the extent necessary to comply with all Applicable Laws to the extent not previously amended. JAXB shall notify the 401(k) Plan participants and beneficiaries of such termination prior to the Closing Date pursuant to Applicable Law requirements. ABCB will permit rollover of 401(k) plan assets by Continuing Employees to a defined contribution retirement plan with a 401(k) feature of ABCB or its Subsidiaries.

(f)         Each of the existing employment agreements with JAXB and its Subsidiaries listed on Schedule 5.8(f) of the JAXB Disclosure Schedule shall be terminated as of or immediately prior to the Effective Time, and each employee party thereto shall receive all payments that such employee is entitled to receive under his or her such employment agreement in accordance with the terms of such agreement, with such payments to be made by JAXB or its Subsidiaries at the Effective Time and for the amounts set forth on such Schedule 5.8(f).

5.9          No Solicitation of Transaction by JAXB.

(a)          From the date hereof until the Closing Date, or, if earlier, the date on which this Agreement is terminated in accordance with Article VII, JAXB shall not, and shall cause all of its Subsidiaries and its and their respective Representatives to not, directly or indirectly, (i) take any action to solicit, initiate, seek, knowingly facilitate or encourage any inquiries or expressions of interest or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than ABCB and its Subsidiaries) any nonpublic information or data with respect to JAXB or any of its Subsidiaries or otherwise relating to an Acquisition Proposal, (iii) approve, endorse or recommend any Acquisition Proposal (other than the Merger), (iv) enter into any agreement in principle, arrangement, understanding, contract or agreement (other than a confidentiality agreement which expressly permits JAXB to comply with its obligations pursuant to this Section 5.9) relating to an Acquisition Proposal (an “Acquisition Agreement”) or (v) propose or agree to do any of the foregoing. Upon execution of this Agreement, JAXB shall, and shall cause each of its Subsidiaries and all of its and their respective Representatives to, immediately cease any discussions, negotiations or communications with any party or parties with respect to any Acquisition Proposal; provided, however, that this Section 5.9 shall not prohibit JAXB or any of its respective representatives from informing any Person of the restrictions contained in this Section 5.9 (including by providing a copy hereof to such Person).

(b)          Notwithstanding Section 5.9(a), JAXB may take any of the actions described in clause (ii) of Section 5.9(a) if, but only if, (i) JAXB has received an unsolicited, bona fide written Acquisition Proposal, prior to the JAXB Shareholders’ Meeting, that did not result from a breach of this Section 5.9, (ii) JAXB’s board of directors determines in good faith (in accordance with this Agreement and after consultation with its outside legal counsel and independent financial advisor) that such Acquisition Proposal constitutes, or is reasonably likely to result in, a Superior Proposal, (iii) JAXB has provided ABCB with at least one (1) Business Day’s prior notice of such determination, (iv) prior to furnishing or affording access to any information or data with respect to JAXB or any of its Subsidiaries or otherwise relating to an Acquisition Proposal, JAXB receives from such Person a confidentiality agreement with terms no less favorable to JAXB than those contained in the Confidentiality Agreement and (v) the failure of JAXB’s board of directors to furnish such information or access or enter into discussions or negotiations would violate its fiduciary duties to JAXB and its shareholders. JAXB shall promptly provide to ABCB any non-public information regarding JAXB or its Subsidiaries provided to any other Person that was not previously provided to ABCB, such additional information to be provided no later than the date of provision of such information to such other party.

(c)          JAXB shall promptly (and in any event within twenty-four (24) hours) notify ABCB in writing if any proposals or offers (or modified offers or proposals) are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, JAXB or any of its Subsidiaries or any of their respective Representatives, in each case constituting or in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any such proposals, offers or information requests (including the identity of the Person making or intending to make such any such proposals, offers or information requests, and a copy thereof if in writing and any related documentation or correspondence).

(d)          Nothing contained in this Agreement shall prevent JAXB or its board of directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal in a manner consistent with JAXB’s other obligations under this Section 5.9, it being agreed that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

5.10        Indemnification; Directors’ and Officers’ Insurance.

(a)          For a period of six (6) years from and after the Effective Time, ABCB shall (i) indemnify and hold harmless each individual who at the Effective Time is, or any time prior to the Effective Time was, a director, officer or employee of JAXB or any of its Subsidiaries (the “Indemnitees”) in respect of all claims, liabilities, losses, damages, judgments, fines, penalties costs and expenses (including reasonable attorneys’ fees) in connection with any claim, suit, action, proceeding or investigation (each a “Claim”), whenever asserted, based on or arising out the fact that the Indemnitee was an officer, director or employee of JAXB or any Subsidiary (or fiduciary of any benefit plan of JAXB or its Subsidiaries) for acts or omissions by the Indemnitee in such capacity or taken at the request of JAXB or any Subsidiary, at or any time prior to the Effective Time (including any Claim relating to the transactions contemplated by this Agreement or the Bank Merger Agreement), to the fullest extent permitted by Law and (ii) assume all obligations of JAXB and its Subsidiaries to the Indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in JAXB’s Charter Documents and the organizational documents of JAXB’s Subsidiaries. In addition, ABCB, from and after the Effective Time, shall advance any expenses (including reasonable attorneys’ fees) of any Indemnitee under this Section 5.10 as incurred to the fullest extent permitted by Applicable Law, provided that the Indemnitee to whom expenses are advanced provides an undertaking to repay advances if it shall be determined that such Indemnitee is not entitled to be indemnified pursuant to this Section 5.10.

(b)          ABCB shall maintain in effect for six (6) years after the Effective Time, the current directors’ and officers’ liability insurance policies maintained by JAXB (provided that ABCB may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to such officers and directors so long as substitution does not result in gaps or lapses in coverage) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall ABCB be required to expend annually in the aggregate an amount in excess of three hundred fifty percent (350%) of the annual premium payment on JAXB’s current policy in effect as of the date of this Agreement (the “Premium Cap”) and, in the event the cost of such coverage shall exceed that amount, ABCB shall purchase as much coverage as possible for such amount. In lieu of the foregoing, ABCB may obtain at or prior to the Effective Time a prepaid “tail” policy providing coverage equivalent to that described in the preceding sentence for an aggregate price of no more than the Premium Cap.

(c)          Any Indemnitee wishing to claim indemnification under Section 5.10(a) shall promptly notify ABCB in writing upon learning of any Claim, provided that failure to so notify shall not affect the obligation of ABCB under Section 5.10(b) unless, and to the extent that, ABCB is materially prejudiced in the defense of such Claim as a consequence. In the event of any such Claim (whether arising before or after the Effective Time), (i) ABCB shall have the right to assume the defense thereof and ABCB shall not be liable to such Indemnitees for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnitees in connection with the defense thereof, (ii) the Indemnitees will cooperate in the defense of any such matter in good faith, (iii) ABCB shall not be liable for any settlement effected without its prior written consent, (iv) ABCB shall have no obligation hereunder in the event that a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnitee in the manner contemplated hereby is prohibited by Applicable Law and (v) without the prior written consent of the applicable Indemnitee (which consent shall not be unreasonably withheld, conditioned or delayed), ABCB shall not settle or compromise or consent to the entry of any judgment in any such Claim unless such settlement, compromise or consent includes an unconditional release of such Indemnitee for all liability arising out of such Claim.

(d)          The provisions of this Section 5.10 are intended for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any Indemnitee may have under JAXB Charter Documents, by contract or otherwise. In the event ABCB or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of ABCB or the purchaser of its assets and properties shall assume the obligations set forth in this Section 5.10. This Section 5.10 shall survive the Effective Time.

5.11        Efforts to Consummate; Further Assurances.

(a)          ABCB and JAXB agree to use, and to cause each of their Subsidiaries to use, reasonable best efforts to satisfy or cause to be satisfied as soon as practicable their respective obligations hereunder and under the Bank Merger Agreement and the conditions precedent to the Closing.

(b)          Prior to the Closing Date, each of the parties hereto shall promptly advise the other party of any change or event that, individually or in the aggregate, would reasonably be expected to cause or constitute a breach in any material respect of any of its representations, warranties or covenants contained herein.

5.12        Tax Matters.

(a)          For federal income tax purposes, the Merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g). After the date of this Agreement (including after the Effective Time) subject to the other terms and conditions in this Agreement, each party hereto shall take any action that is required to cause the Merger to qualify, and will not take any actions or cause any actions to be taken which would reasonably be likely to prevent the Merger from qualifying, as a “reorganization” within the meaning of Section 368(a) of the Code. All parties hereto shall report the Merger as a “reorganization” within the meaning of Section 368(a) of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b)          The chief financial officer of each of ABCB and JAXB shall execute and deliver to Rogers & Hardin LLP and McGuireWoods LLP certificates substantially in the form agreed to by the parties and such firms at such time or times as may reasonably be requested by such firms, including at the time the Registration Statement is filed with the SEC and the Effective Time, in connection with each firm’s delivery of its tax opinion pursuant to Section 6.2(e) and Section 6.3(e). Each of ABCB and JAXB shall use its commercially reasonable best efforts to cause such opinions to be delivered and not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the certificates described in this Section 5.12(b).

5.13        Nasdaq Listing. ABCB shall, as promptly as practicable, file all documents, take all actions reasonably necessary and otherwise use its reasonable best efforts to (i) list, prior to the Effective Time if such listing is required to be made prior to the Effective Time under the Nasdaq listing rules, the shares of ABCB Common Stock to be issued to the holders of JAXB Common Stock as part of the Merger Consideration in connection with the Merger or (ii) make such post-Closing filings with the Nasdaq as may be required by the applicable rules thereof.

5.14        Litigation and Claims.

(a)          ABCB shall promptly notify JAXB in writing of any Proceeding, or of any claim, controversy or contingent liability that might reasonably be expected to become the subject of a Proceeding, against ABCB or its Subsidiaries, if such Proceeding or potential Proceeding is reasonably likely to result in a Material Adverse Change in ABCB. ABCB shall promptly notify JAXB in writing of any Proceeding, pending or, to ABCB’s Knowledge, threatened against ABCB or its Subsidiaries, that (i) questions or would reasonably be expected to question the validity of this Agreement, the Bank Merger Agreement or the other agreements contemplated hereby or thereby or any actions taken or to be taken by ABCB or Ameris Bank with respect hereto or thereto or (ii) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

(b)          JAXB shall promptly notify ABCB in writing of any Proceeding, or of any claim, controversy or contingent liability that might reasonably be expected to become the subject of a Proceeding, against JAXB or any of its Subsidiaries, if such Proceeding or potential Proceeding is reasonably likely to result in a Material Adverse Change in JAXB. JAXB shall promptly notify ABCB in writing of any Proceeding, pending or, to JAXB’s Knowledge, threatened against JAXB or any of its Subsidiaries, that (i) questions or would reasonably be expected to question the validity of this Agreement, the Bank Merger Agreement or the other agreements contemplated hereby or thereby or any actions taken or to be taken by ABCB or its Subsidiaries with respect hereto or thereto or (ii) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby. JAXB shall give ABCB the opportunity to participate at its own expense in the defense or settlement of any shareholder litigation against JAXB or its directors or Affiliates relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without ABCB’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

 5.15        Trust Preferred Securities. Upon the Effective Time, ABCB, or a Subsidiary of ABCB, shall assume the performance and observance of the covenants and conditions to be performed by JAXB relating to the trust preferred securities of Jacksonville Statutory Trust I, Jacksonville Statutory Trust II, Jacksonville Bancorp, Inc. Statutory Trust III and Atlantic BancGroup, Inc. Statutory Trust I (collectively, the “Trust Preferred Securities”), including the payment of the principal of and premium, if any, and interest on the Trust Preferred Securities. In connection therewith, ABCB, or its applicable Subsidiary, and JAXB shall execute and deliver any supplemental indentures, and the parties hereto shall provide any opinion of counsel to the trustee thereof, required to make such assumptions effective.

5.16        Charter Amendment. JAXB shall take all necessary action (i) to enable the JAXB Shareholders to vote at the JAXB Shareholders’ Meeting for the amendment of the Amended and Restated Articles of Incorporation of JAXB, as amended to date, to delete the right, as it relates to the Merger, of the holders of Nonvoting Common Stock set forth in the proviso to the first sentence of Section 4.02(5) thereof to elect to receive nonvoting securities of the resulting institution in connection with certain corporate transactions (the “Charter Amendment”), and (ii) subject to the receipt of the JAXB Shareholder Approval, to file with the Florida Department articles of amendment effecting the Charter Amendment in compliance with the requirements of the FBCA.

ARTICLE VI
conditions to close

6.1          Conditions to Each Party’s Obligations. Each party’s obligation to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, any or all of which may be waived in whole or in part by the party entitled to the benefit thereof:

(a)          No Orders. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Applicable Law or Order (whether temporary, preliminary or permanent) which has the effect of making illegal or preventing or prohibiting the consummation of the transactions contemplated by this Agreement.

(b)          JAXB Shareholder Approval. This Agreement, including the Charter Amendment, shall have been approved by action by the JAXB Shareholders holding the requisite voting power under the Charter Documents of JAXB and Applicable Law, including action by holders of Voting Common Stock and holders of Nonvoting Common Stock each acting as a separate voting group (the “JAXB Shareholder Approval”).

(c)          Registration Statement. The Registration Statement shall have been effective under the Securities Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities laws or the Securities Act relating to the issuance of the shares of ABCB Common Stock issuable pursuant to the Merger shall have been received.

(d)          Listing. The shares of ABCB Common Stock to be issued in the Merger as part of the Merger Consideration shall have been approved for listing on the Nasdaq, subject to official notice of issuance.

(e)          Bank Merger. The parties shall stand ready to consummate the Bank Merger immediately after the Merger.

(f)          Articles of Amendment. Articles of amendment effecting the Charter Amendment and complying with the requirements of the FBCA shall have been filed with the Florida Department.

6.2          Conditions to Obligations of ABCB. The obligations of ABCB to consummate the transactions contemplated hereby are also subject to the satisfaction, or waiver by ABCB, at or prior to the Closing Date of the following conditions:

(a)          Accuracy of Representations and Warranties. For purposes of this Section 6.2(a), the accuracy of the representations and warranties of JAXB set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Closing with the same effect as though all such representations and warranties had been made on and as of the Closing Date; provided, however, that representations and warranties which are confined to a specified date shall speak only as of such date. There shall not exist inaccuracies in the representations and warranties of JAXB set forth in this Agreement such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Change or Material Adverse Effect with respect to JAXB; provided, however, that for purposes of this sentence only, those representations and warranties which are qualified as to “materiality,” “Material Adverse Change” or “Material Adverse Effect” or as to “JAXB’s Knowledge” shall be deemed not to include such qualifications.

(b)          Compliance with Covenants and Obligations. JAXB shall have performed and complied in all material respects with all of its covenants and obligations required by this Agreement to be performed or complied with prior to or at the Closing Date.

(c)          Regulatory Approvals. All Regulatory Approvals shall have been obtained and shall remain in full force and effect and shall not contain or result in the imposition of any Materially Burdensome Regulatory Condition as contemplated by Section 5.3(a), and all statutory waiting periods in respect thereof shall have expired or been terminated.

(d)          JAXB Closing Deliverables. JAXB shall have delivered to ABCB, each of the certificates, instruments, agreements, documents, assets and other items required to be delivered by it pursuant to Section 2.17 at or prior to the Closing Date.

(e)          Tax Opinion. ABCB shall have received a written opinion of Rogers & Hardin LLP dated as of the Closing Date and based on facts, representations and assumptions described in such opinion, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Rogers & Hardin LLP will be entitled to receive and rely upon customary certificates and representations of the chief financial officer of each of JAXB and ABCB as referenced in Section 5.12(b).

(f)          Appraisal Shares. Appraisal Shares shall be less than ten percent (10%) of the issued and outstanding shares of JAXB Common Stock.

6.3          Conditions to the Obligations of JAXB. The obligation of JAXB to consummate the transactions contemplated by this transaction is also subject to the satisfaction, or waiver by JAXB, at or prior to the Closing Date of the following conditions:

(a)          Accuracy of Representations and Warranties. For purposes of this Section 6.3(a), the accuracy of the representations and warranties of ABCB set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Closing with the same effect as though all such representations and warranties had been made on and as of the Closing Date; provided, however, that representations and warranties which are confined to a specified date shall speak only as of such date. There shall not exist inaccuracies in the representations and warranties of ABCB set forth in this Agreement such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Change or Material Adverse Effect with respect to ABCB; provided, however, that for purposes of this sentence only, those representations and warranties which are qualified as to “materiality,” “Material Adverse Change” or “Material Adverse Effect” or as to “ABCB’s Knowledge” shall be deemed not to include such qualifications.

(b)          Compliance with Covenants and Obligations. ABCB shall have performed and complied in all material respects with all of its covenants and obligations required by this Agreement to be performed or complied with prior to or at the Closing Date.

(c)          Regulatory Approvals. All Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated.

(d)          ABCB Closing Deliverables. ABCB shall have delivered to JAXB, each of the certificates, instruments, agreements, documents, assets and other items required to be delivered by it pursuant to Section 2.18 at or prior to the Closing Date.

(e)          Tax Opinion. JAXB shall have received a written opinion of McGuireWoods LLP dated as of the Closing Date and based on facts, representations and assumptions described in such opinion, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and to include such other matters as such firm and JAXB shall mutually agree upon. In rendering such opinion, McGuireWoods LLP will be entitled to receive and rely upon customary certificates and representations of the chief financial officer of each of JAXB and ABCB as referenced in Section 5.12(b).

ARTICLE VII
TERMINATION

7.1          Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a)          by the mutual written consent of JAXB and ABCB;

(b)          by either JAXB, on the one hand, or ABCB, on the other, if the Closing Date shall not have occurred on or before June 30, 2016; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing Date to occur on or prior to such date;

(c)          by either JAXB, on the one hand, or ABCB, on the other, in the event of (i) a material breach by the other party of any representation or warranty contained in this Agreement, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach, and which breach or breaches, in the opinion of the non-breaching party, would be reasonably likely to result in a failure to satisfy any condition to ABCB’s or JAXB’s obligations set forth in Section 6.2 or Section 6.3, respectively, or (ii) a material breach by the other party of any of its obligations contained in this Agreement, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach, and which breach or breaches, in the opinion of the non-breaching party, would be reasonably likely to result in a failure to satisfy any condition to ABCB’s or JAXB’s obligations set forth in Section 6.2 or Section 6.3, respectively;

(d)          by either JAXB, on the one hand, or ABCB, on the other, if (i) final action has been taken by a Regulatory Agency whose approval is required in connection with this Agreement or the Bank Merger Agreement and the transactions contemplated hereby or thereby, which final action (x) has become final and nonappealable and (y) does not approve this Agreement or the Bank Merger Agreement or the transactions contemplated hereby or thereby, or (ii) any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or final nonappealable judgment which has the effect of making illegal the consummation of the transactions contemplated by this Agreement or the Bank Merger Agreement;

(e)          by ABCB if (i) the board of directors of JAXB (or any committee thereof) shall have failed to make the JAXB Recommendation or shall have made an Adverse Recommendation Change (including by, in the case of a tender or exchange offer, failing to promptly recommend rejection of such offer) or (ii) JAXB shall have materially breached any of the provisions set forth in Section 2.15 or Section 5.9;

(f)          by ABCB or JAXB, if the JAXB Shareholder Approval is not obtained at the JAXB Shareholders’ Meeting;

(g)          by JAXB, at any time during the four (4) Business Day period immediately following the Determination Date, if both of the following conditions are satisfied:

(i)          The quotient obtained by dividing the Average ABCB Stock Price by the Starting Price (such quotient being the “ABCB Ratio”) shall be less than 0.85; and

(ii)         the ABCB Ratio shall be less than eighty-five percent (85%) of the quotient of (x) the Average Index Price divided by (y) the Index Price on the Starting Date (such quotient being the “Index Ratio”);

The following examples are provided only for purposes of illustrating the foregoing conditions:

Example 1: If the ABCB Ratio = 0.80 and the Index Ratio = 0.90, then 85% of the Index Ratio would be 0.85 x 0.90, or 76.5%, and condition (g)(i) would be satisfied, but condition (g)(ii) would not be satisfied.

Example 2: If the ABCB Ratio = 0.70 and the Index Ratio = 0.84, then 85% of the Index Ratio would be 0.85 x 0.84, or 71.4%, and both conditions (g)(i) and (g)(ii) would be satisfied.

provided, however, that if JAXB refuses to consummate the Merger pursuant to this Section 7.l(g), it shall give prompt written notice thereof to ABCB (and provided that such JAXB notice of election to terminate may be withdrawn at any time within the aforementioned four (4) Business Day period). During the three (3) Business Day period commencing with its receipt of such notice, ABCB shall have the option to increase the consideration to be received by the holders of Exchangeable Shares hereunder by either:

(A) increasing the Exchange Ratio (calculated to the nearest one one-thousandth); or

(B) provided that it does not, and will not, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, paying, as part of the Merger Consideration, to each recipient of Per Share Stock Consideration, a cash payment (in addition to, and not in lieu of, issuing the Per Share Stock Consideration to such recipients in accordance with this Agreement) (such cash payment, the “Additional Cash Payment Per Share”);

in each case of the immediately preceding clauses (A) and (B), such that the value of the consideration (calculated based on the Average ABCB Stock Price and including any Additional Cash Payment Per Share) to be received by each recipient of Per Share Stock Consideration equals the lesser of the following:

(1) the product of the Starting Price, 0.85 and the Exchange Ratio (as in effect immediately prior to any increase in the Exchange Ratio pursuant to this Section 7.1(g)); and

(2) an amount equal to (x) the product of the Index Ratio, 0.85, the Exchange Ratio (as in effect immediately prior to any increase in the Exchange Ratio pursuant to this Section 7.l(g)) and the Average ABCB Stock Price, divided by (y) the ABCB Ratio.

If ABCB so elects within such three (3) Business Day period, then it shall give prompt written notice to JAXB of such election and the revised Exchange Ratio or the Additional Cash Payment Per Share, as applicable, whereupon no termination shall have occurred pursuant to this Section 7.1(g) and this Agreement shall remain in effect in accordance with its terms, provided that any references in this Agreement to the “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio as increased pursuant to this Section 7.1(g), if applicable, and any references in this Agreement to the Per Share Stock Consideration shall thereafter include the Additional Cash Payment Per Share as set forth in this Section 7.1(g), if applicable.

For purposes of this Section 7.1(g), the following terms shall have the meanings indicated below:

“Average ABCB Stock Price” shall mean the average of the closing sale prices of ABCB Common Stock as reported on the Nasdaq during the twenty (20) consecutive full trading days ending at the closing of trading on the trading day immediately prior to the Determination Date; provided, however, that in the event ABCB Common Stock does not trade on any one or more of the trading days during the twenty (20) consecutive full trading days ending at the closing of trading on the trading day immediately prior to the Determination Date, any such date shall be disregarded in computing the average closing sales price and the average shall be based upon the closing sales prices and number of days on which ABCB Common Stock actually traded during the twenty (20) consecutive full trading days ending at the closing of trading on the trading day immediately prior to the Determination Date.

“Average Index Price” shall mean the average of the daily current market prices of the Index for the twenty (20) consecutive full trading days ending at the closing of trading on the trading day immediately prior to the Determination Date.

“Determination Date” shall mean the last of the following dates to occur: (i) the effective date (including expiration of any applicable waiting period) of the last required Regulatory Approval necessary to consummate the transactions contemplated hereby; and (ii) the date of the receipt of the JAXB Shareholder Approval.

“Index” shall mean the KBW Nasdaq Regional Banking Index (KRX).

“Index Price” on a given date shall mean the current market price of the Index for that day.

“Starting Date” shall mean September 28, 2015.

“Starting Price” shall mean $28.11 per share.

If ABCB declares or effects a stock dividend, reclassification, recapitalization, split up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, then the prices for ABCB Common Stock shall be appropriately adjusted for the purposes of applying this Section 7.1(g).

; or

(h)          by JAXB, prior to the JAXB Shareholders’ Meeting, and provided that JAXB has complied in all material respects with Sections 2.15 and 5.9, in order to enter into an agreement relating to a Superior Proposal.

7.2          Effect of Termination

(a)          In the event of termination of this Agreement by a party pursuant to Section 7.1, written notice thereof shall promptly be given to the other party(ies) hereto, and upon such notice this Agreement shall terminate. Except as provided under this Section 7.2 or otherwise expressly in accordance with the terms of this Agreement, upon termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void and of no further force and effect, there shall be no liability on the part of any party hereto to the other party(ies), and all rights and obligations of any party hereto shall cease and the parties shall be released from any and all obligations hereunder; provided, however, that (i) the provisions of Section 5.4(c), this Section 7.2 and Article VIII shall survive any such termination and (ii) nothing herein shall relieve any party from liability for damages resulting from fraud or the willful breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

(b)          Notwithstanding anything to the contrary in this Agreement, if this Agreement is terminated pursuant to Section 7.1(e) or Section 7.1(h), then JAXB shall, within three (3) Business Days of such termination, pay to ABCB the sum equal to four percent (4%) of the Total Merger Consideration (the “Termination Fee”) by wire transfer of immediately available funds.

(c)          Notwithstanding anything to the contrary in this Agreement, in the event that (i) an Acquisition Proposal with respect to JAXB shall have been communicated to or otherwise made known to the shareholders, senior management or board of directors of JAXB, or any Person or group of Persons shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to JAXB after the date of this Agreement, (ii) thereafter this Agreement is terminated (A) by ABCB or JAXB pursuant to Section 7.1(b) (if the JAXB Shareholder Approval has not theretofore been obtained), (B) by ABCB pursuant to Section 7.1(c) or (C) by ABCB or JAXB pursuant to Section 7.1(f) and (iii) prior to the date that is twelve (12) months after the date of such termination JAXB consummates a transaction of a type set forth in the definition of “Acquisition Proposal” or enters into an Acquisition Agreement, then JAXB shall, on the earlier of the date such transaction is consummated or any such Acquisition Agreement is entered into, pay to ABCB the Termination Fee by wire transfer of immediately available funds.

(d)          The parties acknowledge that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, they would not enter into this Agreement. Accordingly, if JAXB fails to pay timely any Termination Fee payable by it pursuant to this Section 7.2, then JAXB shall pay to ABCB its reasonable costs and expenses (including reasonable attorneys’ fees) in connection with collecting such Termination Fee, together with interest on the amount of the fee at the prime annual rate of interest (as published in The Wall Street Journal) plus two percent (2%) as the same is in effect from time to time from the date such payment was due under this Agreement until the date of payment.

(e)          Notwithstanding anything to the contrary in this Agreement, other than in connection with fraud or a willful and material breach of this Agreement, the payment of the Termination Fee pursuant to this Section 7.2 shall fully discharge JAXB from, and be the sole and exclusive remedy of ABCB with respect to, any and all losses that may be suffered by ABCB based upon, resulting from or arising out of the circumstances giving rise to the termination of this Agreement. In no event shall JAXB be required to pay the Termination Fee on more than one occasion.

ARTICLE VIII
MISCELLANEOUS

8.1          Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (and duly received) if delivered personally, or sent by overnight courier (providing proof of delivery and confirmation of receipt by telephonic notice to the applicable contact person) to the parties at the following addresses or at such other addresses for a party as shall be specified by like notice:

if to ABCB, to:

Ameris Bancorp

310 First Street, S.E.

Moultrie, Georgia 31768

Attn: Mr. Edwin W. Hortman, Jr.

Fax: (229) 890-2235

with a copy (which shall not constitute notice to ABCB) to:

Rogers & Hardin LLP

2700 International Tower

229 Peachtree Street, N.E.

Atlanta, Georgia 30303

Attn: Jody L. Spencer, Esq.

Fax: (404) 230-0972

if to JAXB, to:

Jacksonville Bancorp, Inc.

100 North Laura Street

Suite 1000

Jacksonville, Florida 32202

Attn: Mr. Kendall Spencer

Fax: (904) 421-3050

with a copy (which shall not constitute notice to JAXB) to:

Smith Mackinnon, PA

255 South Orange Avenue

Suite 1200

Orlando, Florida 32801

Attn: John P. Greeley, Esq.

Fax: (407) 843-2448

8.2          Entire Agreement. This Agreement (including the Disclosure Schedules hereto), together with the Voting and Support Agreements and the other documents and agreements delivered at the Closing Date pursuant to the provisions hereof constitute the full and entire understanding and agreement of the parties hereto in respect of its subject matter, and supersedes all prior agreements, understandings (oral and written) and negotiations between or among the parties with regard to such subject matter. The Disclosure Schedules and the Confidentiality Agreement constitute a part hereof as though set forth in full herein.

8.3          Amendments. This Agreement (including the Disclosure Schedules attached hereto) may not be modified, amended, supplemented, canceled or discharged, except by a written instrument executed by all parties hereto.

8.4          Waivers. No failure to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between the parties. No extension of time for performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts. Any waiver, permit, consent or approval of any kind or character by any party of any breach or default under this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

8.5          Binding Effect; Assignment. The rights and obligations of this Agreement shall be binding on and enforceable by the parties hereto and their respective successors and permitted assigns. Except as expressly provided herein, the rights and obligations of this Agreement may not be assigned by JAXB or ABCB without the express prior written consent of the other party. Except for Section 5.10, which is intended to benefit each Indemnitee and his or her heirs and representatives, or as otherwise specifically provided herein, nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any Person other than the parties hereto and their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

8.6          Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Georgia applicable to contracts made and performed entirely within such state, without giving effect to its principles of conflicts of laws; provided, however, that the FBCA shall govern to the extent mandatorily applicable to Florida corporations.

8.7          Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE BANK MERGER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.7.

8.8          Cumulative Remedies; Specific Performance. All rights and remedies under this Agreement or otherwise afforded by Applicable Law to any party, shall be cumulative and not alternative. Without limiting the rights of a party hereto to pursue all other legal and equitable rights available to such party for another party’s failure to perform its obligations under this Agreement, the parties hereto acknowledge and agree that the remedy at law for any failure to perform their respective obligations hereunder would be inadequate and that each party shall be entitled to specific performance, injunctive relief or other equitable remedies in the event of any such failure. Each of the parties hereby further waives any requirement under Applicable Law to post security as a prerequisite to obtaining equitable relief.

8.9          Expenses. Each party to this Agreement shall bear its own expenses incurred in connection with the preparation, execution and performance of this Agreement and the Bank Merger Agreement and the transactions contemplated hereby and thereby, whether or not such transactions are consummated, including all fees and expenses of such party’s Representatives.

8.10        Prevailing Party. In the event that any litigation between the parties hereto should arise as the result of any breach or alleged breach of this Agreement, the prevailing party in said litigation shall be entitled to recover its reasonable attorneys’ fees and costs, including attorneys’ fees and costs incurred in litigating entitlement to attorneys’ fees and costs and in determining or quantifying the amount of recoverable attorneys’ fees and costs (through both trial and appellate levels) from the nonprevailing party.

8.11        Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

8.12        Nonsurvival. None of the representations, warranties, covenants and agreements set forth in this Agreement other than this Section 8.12 shall survive the Effective Time, except for those covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, the parties have executed this Agreement and Plan of Merger on the day and year first above written.

AMERIS BANCORP

By:	/s/ Edwin W. Hortman, Jr.
Edwin W. Hortman, Jr.
President and Chief Executive Officer

JACKSONVILLE BANCORP, INC.

By:	/s/ Kendall L. Spencer
Kendall L. Spencer
President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]